Registration Statement No. 333-168971
Filed Pursuant to Rule 424(b)(3)

SUPPLEMENT NO. 11 DATED MARCH 21, 2013

TO PROSPECTUS DATED MAY 2, 2012

APPLE REIT TEN, INC.

The following information supplements the prospectus of Apple REIT Ten, Inc. dated May 2, 2012 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus and this Supplement No. 11 (which is cumulative and replaces all prior Supplements).

Certain forward-looking statements are included in the prospectus and this supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of Units, the outcome of current and future litigation, regulatory proceedings or inquiries, changes in laws or regulations or interpretations of current laws and regulations that impact our business, assets or classification as a real estate investment trust, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “Fairfield Inn & Suites,” “TownePlace Suites,” “Marriott,” “SpringHill Suites” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Ten, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” “Embassy Suites,” “Hilton Garden Inn” and “Home2 Suites by Hilton” are each a registered trademark of Hilton Worldwide or one of its affiliates. All references below to “Hilton” mean Hilton Worldwide and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Ten, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Ten, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Ten, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100,000,000 and proceeds net of selling commissions and marketing expenses of $90,000,000. Each Unit consists of one common share and one Series A preferred share. We are continuing the offering at $11.00 per Unit in accordance with the prospectus. We registered to sell a total of 182,251,082 Units. As of February 28, 2013, 113,543,062 Units remain unsold. Our offering of Units expires on January 19, 2014, provided that the offering will be terminated if all of the Units are sold before then.

As of February 28, 2013, we had closed on the following sales of Units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	9,523,810	$100,000,000	$90,000,000
$11.00	59,184,210	651,026,308	585,923,677

Total	68,708,020	$751,026,308	$675,923,677

Extension of Best-Efforts Offering

On January 4, 2013 our Board of Directors unanimously approved a resolution extending our offering of Units until January 19, 2014. Our best-efforts offering will continue until all of the Units offered under this prospectus have been sold or until January 19, 2014.

Broker Dealer

The term the “Apple REIT Companies” means Apple REIT Ten, Inc. (the “Company”), Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc.

On December 13, 2011, the Financial Industry Regulatory Authority (“FINRA”) amended its original complaint, filed on May 27, 2011, against David Lerner Associates, Inc. (“DLA”), to include David Lerner, individually, as a party to this matter, as well as add additional claims related to the overall sales practices of both DLA and David Lerner relative to our Units. As discussed in our prospectus, dated January 19, 2011, we are offering our Units for sale through DLA as the managing dealer for our best-efforts offering. A copy of FINRA’s original complaint can be found at: http://www.finra.org/Newsroom/NewsReleases/2011/P123738; and FINRA’s amended complaint can be found at: http://disciplinaryactions.finra.org/viewdocument.aspx?DocNB=29068. DLA was also the sole distributor (managing dealer) of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. We are unaffiliated with DLA or David Lerner; however, we do rely upon DLA for the offer and sale and administration of our Units. The Apple REIT Companies take these allegations against DLA and David Lerner very seriously, and the Apple REIT Companies intend to cooperate with any and all regulatory or governmental inquiries.

On October 22, 2012, FINRA issued an order against DLA and David Lerner, individually, requiring DLA to pay approximately $12 million in restitution to certain investors in our Units. In addition, David Lerner, individually, was fined $250,000 and suspended for one year from the securities industry, followed by a two year suspension from acting as a principal. Although the order requires DLA to pay restitution to certain investors, the actual investors who are to receive restitution are not known at this time but will be determined by an independent consultant as set forth in the order. While the order imposes sanctions, penalties and fines on both DLA and David Lerner, individually, the order does permit DLA to continue to serve as the managing dealer for our best-efforts offering of Units. A copy of FINRA’s order can be found at: http://www.finra.org/web/groups/industry/@ip/@enf/@ad/documents/industry/p192456.pdf. We do not believe this settlement will affect the administration of our Units.

Distributions

Our distributions since initial capitalization through December 31, 2012 totaled approximately $68.6 million and were paid at a monthly rate of $0.06875 per common share beginning in February 2011. For the same period, our net cash generated from operations was approximately $33.9 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, a portion of distributions paid through December 31, 2012 have been funded from proceeds from our on-going best-efforts offering of Units, and are expected to be treated as a return of capital for federal income tax purposes. The following is a summary of the distributions and net cash from (used in) operations.

Period	Total Distributions Declared and Paid per Share	Total Distributions Declared and Paid	Net Cash From/ (Used in) Operations(a)	Net Income/ (Loss)(a)
For the period Aug. 13, 2010 (initial capitalization) through Dec. 31, 2010	$—	$—	$(6,000)	$(31,000)
1st Quarter 2011	0.13750	1,855,000	(2,488,000)	(2,390,000)
2nd Quarter 2011	0.20625	5,753,000	(1,059,000)	(1,179,000)
3rd Quarter 2011	0.20625	7,596,000	846,000	(473,000)
4th Quarter 2011	0.20625	8,390,000	3,522,000	(1,092,000)
1st Quarter 2012	0.20625	9,336,000	1,905,000	1,974,000
2nd Quarter 2012	0.20625	10,596,000	9,616,000	5,900,000
3rd Quarter 2012	0.20625	12,079,000	11,515,000	5,519,000
4th Quarter 2012	0.20625	13,023,000	10,097,000	3,686,000

Total	$1.58125	$68,628,000	$33,948,000	$11,914,000

Note for Table:

(a)

See complete consolidated statements of cash flows and consolidated statements of operations for the 12 months ending December 31, 2012 and 2011 included in our most recent Form 10-K for the year ended December 31, 2012.

In February 2011, our Board of Directors established a policy for an annualized distribution rate of $0.825 per common share, payable in monthly distributions. We intend to continue paying distributions on a monthly basis, consistent with the annualized distribution rate established by our Board of Directors. Our objective in setting a distribution rate is to project a rate that will provide consistency over our existence taking into account acquisitions and capital improvements, ramp up of new properties and varying economic cycles. To meet this objective, we may require the use of debt or offering proceeds in addition to cash from operations. Since a portion of distributions to date have been funded with proceeds from our offering of Units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. As there can be no assurance of our ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. For the year ended December 31, 2012, as stated in Note 1 to our consolidated financial statements for that period, 51% of distributions made to investors represented a return of capital and the remaining 49% represented ordinary income. Proceeds of the offering which are distributed are not available for investment in properties. See “Updated Risk Factor—We may be unable to make distributions to our shareholders,” as set forth below in this Supplement No. 11 to our prospectus dated May 2, 2012.

Net Book Value Per Share

In connection with this on-going offering of Units, we are providing information about our net book value per share. Net book value per share is calculated as total book value of assets minus total liabilities. It assumes that the value of real estate assets diminishes predictably over time as shown through the depreciation and amortization of real estate investments. Real estate values have historically risen or fallen with market conditions. Net book value does not reflect value per share upon an orderly sale or liquidation of the Company in accordance with our investment objectives. Our net book value reflects dilution in the value of our Units from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments as well as the fees and expenses paid to acquire real estate including commissions to Apple Suites Realty Group, Inc. (“ASRG”), (ii) the funding of distributions from sources other than cash flow from operations, and (iii) fees paid in connection with our on-going best-efforts offering, including selling commissions and marketing fees. As of December 31, 2012, our net book value per share was $8.92. We calculated our net book value by subtracting total liabilities from total assets and dividing by the total number of Units outstanding at December 31, 2012.

The offering price of shares under our on-going best-efforts offering at February 28, 2013 was $11.00. Our offering price was not established on an independent basis and bears no relationship to the net book value of our assets. There is currently no established public market in which our common shares or Units are traded, however as discussed above in the Status of the Offering section of this supplement, 59.2 million Units have been purchased at $11 per Unit. As discussed in the prospectus the Units will be illiquid for an indefinite period of time. We will continue to use the $11 per Unit price as the offering price until such time as buyers are not available, or until we have an orderly sale or liquidation in accordance with our investment objectives outlined in the prospectus.

Updated Risk Factor

The following risk factor amends and replaces the current risk factor found on page 26 of our prospectus dated May 2, 2012.

We may be unable to make distributions to our shareholders.

If our properties do not generate sufficient revenue to meet operating expenses, our cash flow and our ability to make distributions to shareholders may be adversely affected. We are subject to all operating risks common to hotels. These risks might adversely affect occupancy or room rates. Increases in operating costs due to inflation and other factors may not necessarily be offset by increased room rates. The local, regional and national hotel markets may limit the extent to which room rates may be increased to meet increased operating expenses without decreasing occupancy rates. There can be no assurance that we will be able to make distributions at any particular time or rate, or at all. Further, there is no assurance that a distribution rate achieved for a particular period will be maintained in the future.

Our Board of Directors has established a policy for an annualized distribution rate of $0.825 per common share, payable in monthly distributions. We began making distributions in February 2011 and from inception through December 31, 2012, we made distributions of $1.581 per common share for a total of $68.6 million. For the same period, our cash generated from operations was approximately $33.9 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we had significant amounts of cash earning interest at short term money market rates. Thus, a portion of distributions paid through December 31, 2012 was funded from proceeds from our on-going best-efforts offering of Units. Although cash is fungible and there is no way to specifically identify exactly what receipt pays which disbursement, cash from operations per the Company’s statement of cash flows was 49% of distributions from inception through December 31, 2012. Assuming the remainder of the distributions was from offering proceeds, that difference would represent 51% of distributions. While we intend to continue paying distributions on a monthly basis, consistent with the annualized distribution rate established by our Board of Directors, we may require the use of financing or offering proceeds in addition to cash from operations. Since a portion of distributions to date have been funded with proceeds from the offering of Units, our ability to maintain the current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. As there can be no assurance of our ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate.

While funding a portion of our distributions from other sources, such as financing or offering proceeds, would result in the shareholder receiving cash, the consequences to us would differ from a distribution out of our cash generated from operations. For example, if financing is the source of a distribution, that financing would have to be repaid, and if proceeds from the offering of Units are distributed to our shareholders, those proceeds would not then be available for other uses (such as property acquisitions or improvements, investments, or other general corporate purposes). The consequences to a shareholder would also differ as their return of capital would be greater the lower the amount of cash from operations. See “Distributions Policy.”

Unit Redemption Program

In April 2012, we instituted a Unit Redemption Program to provide limited interim liquidity to our shareholders who have held their Units for at least one year. Shareholders may request redemption of Units for a purchase price equal to 92.5% of the price paid per Unit if the Units have been owned for less than five years, or 100% of the price paid per Unit if the Units have been owned more than five years. The maximum number of Units that may be redeemed in any given year is three percent (3%) of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. In the case of redemption of Units following the death of all shareholders in one account, the purchase price will equal 100% of the price paid by the deceased shareholders for the Units. We reserve the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program.

Under the terms of the Unit Redemption Program, the funding for the redemption of Units comes exclusively from the net proceeds we receive from the sale of Units under our best-efforts offering or our dividend reinvestment plan which we plan to implement following the conclusion of our offering. However, until we implement our dividend reinvestment plan, we funded Unit redemptions for the periods noted below from the net proceeds we received from the sale of our Units under our best-efforts offering.

Since inception of the program through January 31, 2013, we have redeemed approximately 1.6 million Units representing $16.3 million. As contemplated in the program, beginning with the October 2012 redemption, the scheduled redemption date for the fourth quarter of 2012, we redeemed Units on a pro rata basis due to the 3% limitation discussed above. Prior to October 2012, we redeemed 100% of redemption requests. The following is a summary of the Unit redemptions:

Redemption Date	Requested Unit Redemptions	Units Redeemed	Redemption Requests Not Redeemed
April 2012	474,466	474,466	0
July 2012	961,236	961,236	0
October 2012	617,811	46,889	570,922
January 2013	938,026	114,200	823,826

LEGAL PROCEEDINGS

On December 13, 2011, the United States District Court for the Eastern District of New York ordered that three putative class actions, Kronberg, et al. v. David Lerner Associates, Inc., et al., Kowalski v. Apple REIT Ten, Inc., et al., and Leff v. Apple REIT Ten, Inc., et al., be consolidated and amended the caption of the consolidated matter to be In re Apple REITs Litigation. The District Court also appointed lead plaintiffs and lead counsel for the consolidated action and ordered lead plaintiffs to file and serve a consolidated complaint by February 17, 2012. The Company was previously named as a party in all three of the above mentioned class action lawsuits.

On February 17, 2012, lead plaintiffs and lead counsel in the In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, filed an amended consolidated complaint in the United States District Court for the Eastern District of New York against the Company, Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., Apple Fund Management, LLC, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc., their directors and certain officers, and David Lerner Associates, Inc. and David Lerner. The consolidated complaint, purportedly brought on behalf of all purchasers of Units in the Company and the other Apple REIT Companies, or those who otherwise acquired these Units that were offered and sold to them by David Lerner Associates, Inc., or its affiliates and on behalf of subclasses of shareholders in New Jersey, New York, Connecticut and Florida, asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933. The consolidated complaint also asserts claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, and unjust enrichment, and claims for violation of the securities laws of Connecticut and Florida. The complaint seeks, among other things, certification of a putative nationwide class and the state subclasses, damages, rescission of share purchases and other costs and expenses.

On April 18, 2012, the Company, and the other Apple REIT Companies, served a motion to dismiss the consolidated complaint in the In re Apple REITs Litigation. The Company and the other Apple REIT Companies accompanied their motion to dismiss the consolidated complaint with a memorandum of law in support of their motion to dismiss the consolidated complaint. The briefing period for any motion to dismiss was completed on July 13, 2012.

The Company believes that any claims against it, its officers and directors and other Apple entities are without merit, and intends to defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

RECENT DEVELOPMENTS

Advisory Agreement

Upon a determination by our independent members of our Board of Directors, the Advisory Agreement between us and Apple Ten Advisors, Inc. was renewed for an additional one (1) year term expiring on December 20, 2013.

Recent Membership Interest Purchase Agreement

On November 29, 2012, Apple REIT Six, Inc. entered into a merger agreement with a potential buyer that is not affiliated with the Apple REIT Companies or its Advisors (the “Merger”). On December 5, 2012, we entered into a membership interest purchase agreement with Apple REIT Six, Inc. for the potential acquisition of a 26% membership interest in Apple Air Holding, LLC for approximately $1.45 million that is expected to close immediately prior to the closing of the Merger. The membership interest, if a closing occurs, will include all rights and obligations of Apple REIT Six, Inc. under Apple Air Holding, LLC’s operating agreement. Also, as part of the purchase, we agreed to indemnify the potential buyer of Apple REIT Six, Inc. for any liabilities related to the membership interest. The remaining 74% membership interests are collectively owned by Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. Since there can be no assurance at this time that the Merger will occur, there can be no assurance that a closing will occur under the membership interest purchase agreement.

Cost Allocation

If the Merger is completed, Apple REIT Six, Inc. will no longer participate in the cost sharing arrangement with the other Apple REIT Companies and Advisors, which will increase the remaining companies’ share of costs (including the Company’s allocated costs).

SUMMARY OVERVIEW

Summary of Real Estate Investments

Since our prospectus dated May 2, 2012, we have purchased six additional hotels. Currently, through our subsidiaries, we own a total of 34 hotels. These hotels contain a total of 4,367 guest rooms. They were purchased for an aggregate gross purchase price of $574.6 million. Financial and operating information about our recently purchased hotels is provided in another section below.

Description of Real Estate Owned

The map below shows the states in which our hotels are located, and the following charts summarize our room and franchise information.

States in which Our Hotels are Located

Number of Guest Rooms by State:

Type and Number of Hotel Franchises:

Summary of Potential Acquisitions

We have entered into, or caused one of our indirect wholly-owned subsidiaries to enter into, purchase contracts for four other hotels. These contracts are for direct hotel purchases or, in certain cases, a purchase of the entity that currently owns the property. The following table summarizes hotel and contract information:

	Hotel Location	Franchise	Date of Purchase Contract	Number of Rooms	Gross Purchase Price
1.	Oklahoma City, Oklahoma(a)	Hilton Garden Inn	January 11, 2013	155		(b)
2.	Oklahoma City, Oklahoma(a)	Homewood Suites	January 11, 2013	100		(b)
3.	Fort Lauderdale, Florida(a)	Residence Inn	February 28, 2013	156	23,088,000
4.	Houston, Texas	Residence Inn	March 13, 2013	120	18,000,000

			Total	531	$86,088,000

Notes for Table:

(a)	The indicated hotels are currently under construction. The table shows the expected number of rooms upon hotel completion and the expected franchise.

(b)

The Hilton Garden Inn and Homewood Suites hotels in Oklahoma City, OK are part of an adjoining two-hotel complex that will be located on the same site. The two hotels are covered by the same purchase contract with a total gross purchase price of $45,000,000. The amount is reflected in the total gross purchase price indicated above.

We have no material relationship or affiliation with the prospective sellers of the hotels described above, except through the pending purchase contracts and any related documents.

In general, each purchase contract listed above required a deposit upon (or shortly after) execution. An additional deposit is typically due upon the expiration of the contract review period. If a closing occurs under a purchase contract, the initial and additional deposits are credited toward the purchase price. If a closing does not occur because the seller fails to satisfy a condition to closing or breaches the purchase contract, the applicable deposits would be refunded to us. The total of both the initial and additional deposits for the purchase contracts listed above is approximately $0.4 million.

For each purchase contract listed above, there are material conditions to closing that presently remain unsatisfied. Accordingly, there can be no assurance at this time that a closing will occur under any of these purchase contracts.

Recent Terminations

On October 11, 2012, we caused one of our indirect wholly-owned subsidiaries to terminate a purchase contract for a hotel located in Dallas, Texas. The hotel had a purchase price of $27,300,000 and was currently under construction. In connection with the termination of the purchase contract, the initial deposit of $50,000 was repaid to our contracting subsidiary.

On December 21, 2012, we caused one of our indirect wholly-owned subsidiaries to terminate a purchase contract for a hotel located in Clemson, South Carolina. The hotel had a purchase price of $15,000,000 with secured debt to be assumed by our subsidiary totaling approximately $9.2 million. In connection with the termination of the purchase contract, the initial deposit of $50,000 was repaid to our contracting subsidiary.

On March 18, 2013, we caused one of our indirect wholly-owned subsidiaries to terminate a purchase contract for two hotels located in Grapevine, Texas. The hotels had a purchase price of $41,700,000 and were currently under construction. In connection with the termination of the purchase contract, the initial deposit of $50,000 was repaid to our contracting subsidiary.

Source of Funds and Related Party Payments

Our recent purchases, which resulted in our ownership of six additional hotels, were funded by the proceeds from our ongoing offering of Units. Our offering proceeds also have been used to fund the initial deposits required by the hotel purchase contracts and will be used for the related additional deposits.

We have entered into a property acquisition and disposition agreement with ASRG to acquire and dispose of our real estate assets. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses will be payable for these services. The entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer. We used our offering proceeds to pay $1.8 million to ASRG, representing 2% of the gross purchase price for our recent purchases.

David Lerner Associates, Inc., ASRG and Apple Ten Advisors, Inc. earned the compensation and expense reimbursements shown below in connection with their services from inception through the period ending December 31, 2012 relating to our offering phase, acquisition phase and operations phase.

David Lerner Associates, Inc. is not related to ASRG or Apple Ten Advisors, Inc. ASRG and Apple Ten Advisors, Inc. are owned by Glade M. Knight, our Chairman and Chief Executive Officer.

As described on page 11 of our prospectus under the heading “Compensation” and as shown below, we pay certain fees and expenses as they are incurred, while others accrue and will be paid in future periods, subject in some cases to the achievement of performance criteria. We did not incur any amounts in connection with our disposition phase through December 31, 2012.

Cumulative through December 31, 2012

	Incurred	Paid	Accrued
Offering Phase
Selling commissions paid to David Lerner Associates, Inc. in connection with the offering	$54,477,750	$54,477,750	$—
Marketing expense allowance paid to David Lerner Associates, Inc. in connection with the offering	18,159,250	18,159,250	—

	72,637,000	72,637,000	—

Acquisition Phase
Acquisition commission paid to Apple Suites Realty Group, Inc.	10,403,000	10,403,000	—
Reimbursement of costs paid to Apple Suites Realty Group, Inc.	1,301,000	1,301,000	—
Reimbursement of certain deposits to Apple Suites Realty Group, Inc.	105,000	105,000	—
Operations Phase
Asset management fee paid to Apple Ten Advisors, Inc.	918,000	918,000	—
Reimbursement of costs paid to Apple Ten Advisors, Inc.	1,767,000	1,767,000	—
Fees for Account Maintenance Services to Shareholders paid to David Lerner Associates, Inc.	377,000	324,000	53,000

SUMMARY OF CONTRACTS FOR OUR RECENTLY PURCHASED PROPERTIES

The following information updates the contract information included in our prospectus dated May 2, 2012 for our recently purchased hotels.

Ownership, Leasing and Management Summary

Each of our recently purchased hotels has been leased to one of our indirect wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

We have no material relationship or affiliation with the sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, and any related documents.

The hotel lease agreements and the management agreements are among the contracts described in another section below. The table below specifies the franchise, hotel owner, lessee and manager for the hotels we have purchased since our prospectus dated May 2, 2012:

	Hotel Location	Franchise(a)	Hotel Owner/ Lessor	Lessee	Manager
1.	Jacksonville, North Carolina	Home2 Suites	Apple Ten North Carolina, L.P.	Apple Ten Hospitality Management, Inc.	LBAM Investor Group, L.L.C.
2.	Boca Raton, Florida	Hilton Garden Inn	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	White Lodging Services Corporation
3.	Houston, Texas	Courtyard	Sunbelt-CNB, L.L.C.	Apple Ten Hospitality Texas Services II, Inc.	LBAM Investor Group, L.L.C.(b)
4.	Huntsville, Alabama	Hampton Inn & Suites	Sunbelt-I2HA, L.L.C.	Apple Ten Hospitality Management, Inc.	LBAM Investor Group, L.L.C.(b)
5.	Huntsville, Alabama	Home2 Suites	Sunbelt-I2HA, L.L.C.	Apple Ten Hospitality Management, Inc.	LBAM Investor Group, L.L.C.(b)
6.	Fairfax, Virginia	Marriott	Apple Ten Hospitality Ownership, Inc.	Apple Ten Hospitality Management, Inc.	White Lodging Services Corporation

Notes for Table:

(a)

All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.

(b)	The hotel specified was purchased from an affiliate of the indicated manager.

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our indirect wholly-owned subsidiaries) and the applicable lessee (another one of our indirect wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below are the annual base rent and the lease commencement date for the hotels we have purchased since our prospectus dated May 2, 2012:

	Hotel Location	Franchise	Annual Base Rent	Date of Lease Commencement
1.	Jacksonville, North Carolina	Home2 Suites	$1,134,962	May 4, 2012
2.	Boca Raton, Florida	Hilton Garden Inn	1,017,800	July 16, 2012
3.	Houston, Texas	Courtyard	945,828	July 17, 2012
4.	Huntsville, Alabama	Hampton Inn & Suites	716,000	March 14, 2013
5.	Huntsville, Alabama	Home2 Suites	574,000	March 14, 2013
6.	Fairfax, Virginia	Marriott	3,317,000	March 15, 2013

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees.

Management Agreements

Each of our hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our indirect wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate. Our leasing subsidiary may terminate the management agreements if the managers fail to achieve certain performance levels.

Franchise Agreements

In general, for our hotels franchised by Hilton Worldwide or one of its affiliates, there is a franchise license agreement between the applicable lessee (as specified in the previous section) and Hilton Worldwide or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Ten Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

For the hotels franchised by Marriott International, Inc. or one of its affiliates, there is a relicensing franchise agreement between the applicable lessee and Marriott International, Inc. or an affiliate. The relicensing franchise agreements provide for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Ten Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable relicensing franchise agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

FINANCIAL AND OPERATING INFORMATION FOR OUR PURCHASED PROPERTIES

Our hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our hotels:

Table 1. General Information

	Hotel Location	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite(a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel(b)	Purchase Date
1.	Denver, Colorado	Hilton Garden Inn	221	$58,500,000	$159-179	$53,251,891	March 4, 2011
2.	Winston-Salem, North Carolina	Hampton Inn & Suites	94	11,000,000	99-149	9,560,000	March 15, 2011
3.	Charlotte, North Carolina	Fairfield Inn & Suites	94	10,000,000	109-119	8,623,000	March 25, 2011
4.	Columbia, South Carolina	TownePlace Suites	91	10,500,000	119	9,887,100	March 25, 2011
5.	Knoxville, Tennessee	SpringHill Suites	103	14,500,000	139-169	13,616,000	June 2, 2011
6.	Gainesville, Florida	Hilton Garden Inn	104	12,500,000	129-139	11,640,500	June 2, 2011
7.	Richmond, Virginia	SpringHill Suites	103	11,000,000	89-129	9,912,500	June 2, 2011
8.	Pensacola, Florida	TownePlace Suites	98	11,500,000	119-164	10,631,500	June 2, 2011
9.	Mobile, Alabama	Hampton Inn & Suites	101	13,000,000	129-139	13,000,000	June 2, 2011
10.	Cedar Rapids, Iowa	Homewood Suites	95	13,000,000	129	12,132,000	June 8, 2011
11.	Cedar Rapids, Iowa	Hampton Inn & Suites	103	13,000,000	119-139	12,216,000	June 8, 2011
12.	Hoffman Estates, Illinois	Hilton Garden Inn	184	10,000,000	119-149	8,503,880	June 10, 2011
13.	Davenport, Iowa	Hampton Inn & Suites	103	13,000,000	134-154	11,892,740	July 19, 2011
14.	Knoxville, Tennessee	Homewood Suites	103	15,000,000	169-179	13,988,500	July 19, 2011
15.	Knoxville, Tennessee	TownePlace Suites	98	9,000,000	119-139	8,275,800	August 9, 2011
16.	Mason, Ohio	Hilton Garden Inn	110	14,825,000	130-160	13,642,000	September 1, 2011
17.	Omaha, Nebraska(c)	Hilton Garden Inn	178	30,018,279	149-169	28,618,279	September 1, 2011
18.	Des Plaines, Illinois	Hilton Garden Inn	251	38,000,000	159-279	35,072,300	September 20, 2011
19.	Merrillville, Indiana	Hilton Garden Inn	124	14,825,000	124-129	13,405,500	September 30, 2011
20.	Austin/Round Rock, Texas	Homewood Suites	115	15,500,000	149-159	12,682,500	October 3, 2011
21.	Scottsdale, Arizona	Hilton Garden Inn	122	16,300,000	169-189	14,211,443	October 3, 2011
22.	South Bend, Indiana	Fairfield Inn & Suites	119	17,500,000	134-170	17,500,000	November 1, 2011
23.	Charleston, South Carolina	Home2 Suites	122	13,908,000	134-139	12,994,455	November 10, 2011
24.	Oceanside, California	Courtyard	142	30,500,000	125-159	27,296,000	November 28, 2011
25.	Skokie, Illinois	Hampton Inn & Suites	225	32,000,000	139-169	29,824,160	December 19, 2011
26.	Tallahassee, Florida	Fairfield Inn & Suites	97	9,354,916	99-149	8,256,916	December 30, 2011
27.	Gainesville, Florida	Homewood Suites	103	14,550,000	149-169	13,398,000	January 27, 2012
28.	Nashville, Tennessee	TownePlace Suites	101	9,848,413	109-124	9,143,413	January 31, 2012
29.	Jacksonville, North Carolina	Home2 Suites	105	12,000,000	144-164	11,211,000	May 4, 2012
30.	Boca Raton, Florida	Hilton Garden Inn	149	10,900,000	109-149	8,755,000	July 16, 2012
31.	Houston, Texas	Courtyard	124	14,632,000	109-139	13,369,300	July 17, 2012
32.	Huntsville, Alabama	Hampton Inn & Suites	98	11,466,000	124-134	10,753,500	March 14, 2013
33.	Huntsville, Alabama	Home2 Suites	77	9,009,000	109-119	8,471,500	March 14, 2013
34.	Fairfax, Virginia	Marriott	310	34,000,000	149-179	27,250,000	March 15, 2013

		Total	4,367	$574,636,608

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers. Rates reflected were in effect at acquisition.

(b)

The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

(c)	For this hotel, the original purchase price was adjusted by $818,279 for the cost associated with the prepayment by the seller of the existing loan secured by this hotel.

Table 2. Loan Information(a)

	Hotel	Franchise	Assumed Principal Balance of Loan	Annual Interest Rate	Maturity Date
1.	Knoxville, Tennessee	Homewood Suites	$11,500,000	6.30%	October 2016
2.	Knoxville, Tennessee	TownePlace Suites	7,392,000	5.45%	December 2015
3.	Des Plaines, Illinois	Hilton Garden Inn	20,838,000	5.99%	August 2016
4.	Scottsdale, Arizona	Hilton Garden Inn	10,585,000	6.07%	February 2017
5.	Skokie, Illinois	Hampton Inn & Suites	19,092,000	6.15%	July 2016
6.	Gainesville, Florida	Homewood Suites	13,067,000	5.89%	May 2017

			$82,474,000

Note for Table 2:

(a)

This table summarizes loans that (i) pre-dated our purchase, (ii) are secured by our hotels, as indicated and (iii) were assumed by our purchasing subsidiary. Each loan provides for monthly payments of principal and interest on an amortized basis.

Table 3. Operating Information(a)

PART A

	Hotel Location	Franchise	Avg. Daily Occupancy Rates (%)
			2008	2009	2010	2011	2012
1.	Denver, Colorado	Hilton Garden Inn	66%	65%	75%	76%	76%
2.	Winston-Salem, North Carolina	Hampton Inn & Suites	n/a	n/a	55%	69%	70%
3.	Charlotte, North Carolina	Fairfield Inn & Suites	n/a	n/a	30%	48%	60%
4.	Columbia, South Carolina	TownePlace Suites	n/a	65%	72%	70%	71%
5.	Knoxville, Tennessee	SpringHill Suites	75%	77%	77%	77%	77%
6.	Gainesville, Florida	Hilton Garden Inn	66%	62%	60%	70%	70%
7.	Richmond, Virginia	SpringHill Suites	70%	58%	62%	64%	68%
8.	Pensacola, Florida	TownePlace Suites	60%	70%	82%	77%	73%
9.	Mobile, Alabama	Hampton Inn & Suites	80%	67%	82%	68%	65%
10.	Cedar Rapids, Iowa	Homewood Suites	n/a	n/a	55%	69%	74%
11.	Cedar Rapids,Iowa	Hampton Inn & Suites	n/a	58%	65%	66%	68%
12.	Hoffman Estates, Illinois	Hilton Garden Inn	63%	57%	66%	66%	62%
13	Davenport, Iowa	Hampton Inn & Suites	64%	69%	76%	79%	83%
14.	Knoxville, Tennessee	Homewood Suites	79%	80%	81%	82%	78%
15.	Knoxville, Tennessee	TownePlace Suites	72%	69%	67%	73%	74%
16.	Mason, Ohio	Hilton Garden Inn	n/a	n/a	57%	70%	71%
17.	Omaha, Nebraska	Hilton Garden Inn	71%	72%	74%	70%	75%
18.	Des Plaines, Illinois	Hilton Garden Inn	72%	61%	72%	78%	81%
19.	Merrillville, Indiana	Hilton Garden Inn	44%	54%	69%	71%	74%
20.	Austin/Round Rock, Texas	Homewood Suites	n/a	n/a	41%	74%	75%
21.	Scottsdale, Arizona	Hilton Garden Inn	63%	55%	60%	65%	59%
22.	South Bend, Indiana	Fairfield Inn & Suites	n/a	n/a	46%	61%	69%

	Hotel Location	Franchise	Avg. Daily Occupancy Rates (%)
			2008	2009	2010	2011	2012
23.	Charleston, South Carolina	Home2 Suites	n/a	n/a	n/a	12%	47%
24.	Oceanside, California	Courtyard	n/a	n/a	n/a	32%	59%
25.	Skokie, Illinois	Hampton Inn & Suites	74%	74%	75%	73%	77%
26.	Tallahassee, Florida	Fairfield Inn & Suites	n/a	n/a	n/a	16%	54%
27.	Gainesville, Florida	Homewood Suites	72%	66%	66%	68%	67%
28.	Nashville, Tennessee	TownePlace Suites	n/a	n/a	n/a	n/a	75%
29.	Jacksonville, North Carolina	Home2 Suites	n/a	n/a	n/a	n/a	66%
30.	Boca Raton, Florida	Hilton Garden Inn	62%	54%	55%	68%	70%
31.	Houston, Texas	Courtyard	n/a	n/a	n/a	n/a	37%
32.	Huntsville, Alabama	Hampton Inn & Suites	n/a	n/a	n/a	n/a	n/a
33.	Huntsville, Alabama	Home2 Suites	n/a	n/a	n/a	n/a	n/a
34.	Fairfax, Virginia	Marriott	77%	77%	78%	78%	78%

PART B

	Hotel Location	Franchise	Revenue per Available Room/Suite ($)
			2008	2009	2010	2011	2012
1.	Denver, Colorado	Hilton Garden Inn	$106	$90	$110	$113	$118
2.	Winston-Salem, North Carolina	Hampton Inn & Suites	n/a	n/a	$50	$66	$74
3.	Charlotte, North Carolina	Fairfield Inn & Suites	n/a	n/a	$22	$38	$52
4.	Columbia, South Carolina	TownePlace Suites	n/a	$56	$62	$61	$64
5.	Knoxville, Tennessee	SpringHill Suites	$88	$85	$89	$94	$93
6.	Gainesville, Florida	Hilton Garden Inn	$77	$69	$64	$72	$74
7.	Richmond, Virginia	SpringHill Suites	$70	$54	$55	$57	$61
8.	Pensacola, Florida	TownePlace Suites	$49	$53	$63	$66	$67
9.	Mobile, Alabama	Hampton Inn & Suites	$100	$75	$97	$75	$71
10.	Cedar Rapids, Iowa	Homewood Suites	n/a	n/a	$63	$74	$83
11.	Cedar Rapids, Iowa	Hampton Inn & Suites	n/a	$63	$72	$71	$75
12.	Hoffman Estates, Illinois	Hilton Garden Inn	$64	$49	$52	$56	$58
13	Davenport, Iowa	Hampton Inn & Suites	$71	$74	$82	$87	$93
14.	Knoxville, Tennessee	Homewood Suites	$99	$99	$100	$106	$102
15.	Knoxville, Tennessee	TownePlace Suites	$55	$50	$51	$62	$62
16.	Mason, Ohio	Hilton Garden Inn	n/a	n/a	$60	$77	$82
17.	Omaha, Nebraska	Hilton Garden Inn	$92	$84	$88	$88	$98
18.	Des Plaines, Illinois	Hilton Garden Inn	$91	$68	$79	$85	$95
19.	Merrillville, Indiana	Hilton Garden Inn	$49	$59	$70	$74	$81
20.	Austin/Round Rock, Texas	Homewood Suites	n/a	n/a	$42	$81	$89
21.	Scottsdale, Arizona	Hilton Garden Inn	$97	$67	$71	$82	$78
22.	South Bend, Indiana	Fairfield Inn & Suites	n/a	n/a	$66	$82	$100
23.	Charleston, South Carolina	Home2 Suites	n/a	n/a	n/a	$13	$52
24.	Oceanside, California	Courtyard	n/a	n/a	n/a	$33	$66
25.	Skokie, Illinois	Hampton Inn & Suites	$95	$82	$85	$89	$94
26.	Tallahassee, Florida	Fairfield Inn & Suites	n/a	n/a	n/a	$10	$48
27.	Gainesville, Florida	Homewood Suites	$87	$79	$75	$77	$78
28.	Nashville, Tennessee	TownePlace Suites	n/a	n/a	n/a	n/a	$72
29.	Jacksonville, North Carolina	Home2 Suites	n/a	n/a	n/a	n/a	$66
30.	Boca Raton, Florida	Hilton Garden Inn	$76	$56	$58	$67	$74
31.	Houston, Texas	Courtyard	n/a	n/a	n/a	n/a	$37
32.	Huntsville, Alabama	Hampton Inn & Suites	n/a	n/a	n/a	n/a	n/a
33.	Huntsville, Alabama	Home2 Suites	n/a	n/a	n/a	n/a	n/a
34.	Fairfax, Virginia	Marriott	$100	$89	$88	$90	$89

Note for Table 3:

(a)	Operating data is presented for the last five years (or since the beginning of hotel operations). See Table 1. General Information above for the date the hotel was acquired.

Table 4. Tax and Related Information

	Hotel Location	Franchise	Tax Year		Real Property Tax Rate(a)	Real Property Tax
1.	Denver, Colorado	Hilton Garden Inn	2012(c	)	8.6%	$442,495
2.	Winston-Salem, North Carolina	Hampton Inn & Suites	2012(c	)	1.2%	65,233
3.	Charlotte, North Carolina	Fairfield Inn & Suites	2012(c	)	1.2%	82,277
4.	Columbia, South Carolina	TownePlace Suites	2012(c	)	2.7%	203,641
5.	Knoxville, Tennessee	SpringHill Suites	2012(c	)	4.8%	110,333
6.	Gainesville, Florida	Hilton Garden Inn	2012(c	)	2.3%	71,838
7.	Richmond, Virginia	SpringHill Suites	2012(c	)	0.9%	44,415
8.	Pensacola, Florida	TownePlace Suites	2012(c	)	1.5%	46,198
9.	Mobile, Alabama	Hampton Inn & Suites	2012(f	)	6.3%	144,639
10.	Cedar Rapids, Iowa	Homewood Suites	2012(d	)	4.0%	215,522
11.	Cedar Rapids, Iowa	Hampton Inn & Suites	2012(d	)	4.0%	195,452
12.	Hoffman Estates, Illinois	Hilton Garden Inn	2011(c	)	6.4%	307,857
13.	Davenport, Iowa	Hampton Inn & Suites	2012(d	)	3.9%	210,192
14.	Knoxville, Tennessee	Homewood Suites	2012(c	)	4.8%	107,705
15.	Knoxville, Tennessee	TownePlace Suites	2012(c	)	2.4%	35,919
16.	Mason, Ohio	Hilton Garden Inn	2012(c	)	7.1%	305,182
17.	Omaha, Nebraska	Hilton Garden Inn	2012(c	)	2.1%	488,094
18.	Des Plaines, Illinois	Hilton Garden Inn	2011(c	)	8.1%	752,986
19.	Merrillville, Indiana	Hilton Garden Inn	2011(c	)	3.3%	241,639
20.	Austin/Round Rock, Texas	Homewood Suites	2012(c	)	2.4%	204,200
21.	Scottsdale, Arizona	Hilton Garden Inn	2012(c	)	2.3%	163,796
22.	South Bend, Indiana	Fairfield Inn & Suites	2011(c	)	3.6%	209,214
23.	Charleston, South Carolina	Home2 Suites	2012(c	)	1.5%	166,960
24.	Oceanside, California	Courtyard	2013(e	)	1.1%	324,455
25.	Skokie, Illinois	Hampton Inn & Suites	2011(c	)	8.0%	863,600
26.	Tallahassee, Florida	Fairfield Inn & Suites	2012(c	)	1.9%	60,988
27.	Gainesville, Florida	Homewood Suites	2012(c	)	2.3%	70,343
28.	Nashville, Tennessee	TownePlace Suites	2012(c	)	4.5%	105,877	(b)
29.	Jacksonville, North Carolina	Home2 Suites	2012(c	)	1.1%	4,727	(b)
30.	Boca Raton, Florida	Hilton Garden Inn	2012(c	)	2.4%	162,404
31.	Houston, Texas	Courtyard	2012(c	)	2.7%	62,847	(b)
32.	Huntsville, Alabama	Hampton Inn & Suites	2012(f	)	1.2%	1,189	(b)/(g)
33.	Huntsville, Alabama	Home2 Suites	2012(f	)	1.2%	1,189	(b)/(g)
34.	Fairfax, Virginia	Marriott	2012(c	)	1.2%	357,228

Notes for Table 4:

(a)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

(b)	The hotel property consisted of undeveloped land for a portion of the tax year, and the real property tax is not necessarily indicative of property taxes expected for the hotel in the future.

(c)	Represents a calendar year.

(d)	Represents 12-month period from July 1, 2011 through June 30, 2012.

(e)	Represents 12-month period from July 1, 2012 through June 30, 2013.

(f)	Represents 12-month period from October 1, 2011 through September 30, 2012.

(g)	Huntsville Hampton Inn & Suites and Home2 Suites are part of an adjoining two-hotel complex that is located on the same site.

SELECTED FINANCIAL DATA

(in thousands except per share and statistical data)	Year Ended December 31, 2012	Year Ended December 31, 2011	For the period August 13, 2010 (initial capitalization) through December 31, 2010
Revenues:
Room revenue	$106,759	$37,911	$—
Other revenue	10,907	4,180	—

Total revenue	117,666	42,091	—
Expenses:
Hotel operating expenses	65,948	23,737	—
Taxes, insurance and other	8,372	2,545	—
General and administrative	4,408	3,062	28
Acquisition related costs	1,582	11,265	—
Depreciation	15,795	6,009	—
Interest expense, net	4,482	607	3

Total expenses	100,587	47,225	31

Net income (loss)	$17,079	$(5,134)	$(31)

Per Share:
Net income (loss) per common share	$0.31	$(0.18)	$(3,083.50)
Distributions paid per common share	$0.825	$0.756	$—
Weighted-average common shares outstanding—basic and diluted	54,888	29,333	—

Balance Sheet Data (at end of period):
Cash and cash equivalents	$146,530	$7,079	$124
Investment in real estate, net	$506,689	$452,205	$—
Total assets	$667,785	$471,222	$992
Notes payable	$81,186	$69,636	$400
Shareholders’ equity	$579,525	$395,915	$17
Net book value per share	$8.92	$9.10	$—

Other Data:
Cash Flow From (Used In):
Operating activities	$33,133	$821	$(6)
Investing activities	$(58,606)	$(393,640)	$—
Financing activities	$164,924	$399,774	$82
Number of hotels owned at end of period	31	26	—
Average Daily Rate (ADR)(a)	$114	$110	$—
Occupancy	70%	69%	—
Revenue Per Available Room (RevPAR)(b)	$79	$76	$—
Total rooms sold(c)	937,392	344,152	—
Total rooms available(d)	1,347,740	499,089	—

Modified Funds From Operations Calculation(e):
Net income (loss)	$17,079	$(5,134)	$(31)
Depreciation of real estate owned	15,795	6,009	—

Funds from operations	32,874	875	(31)
Acquisition related costs	1,582	11,265	—

Modified funds from operations	$34,456	$12,140	$(31)

(a)	Total room revenue divided by number of rooms sold.

(b)	ADR multiplied by occupancy percentage.

(c)	Represents the number of room nights sold during the period.

(d)	Represents the number of rooms owned by the Company multiplied by the number of nights in the period.

(e)

Funds from operations (FFO) is defined as net income (loss) (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. Modified FFO (MFFO) excludes costs associated with the acquisition of real estate. The Company considers FFO and MFFO in evaluating property acquisitions and its operating performance and believes that FFO and MFFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company’s activities in accordance with GAAP. The Company considers FFO and MFFO as supplemental measures of operating performance in the real estate industry, and along with the other financial measures included in this Supplement, including net income, cash flow from operating activities, financing activities and investing activities, they provide investors with an indication of the performance of the Company. The Company’s definition of FFO and MFFO are not necessarily the same as such terms that are used by other companies. FFO and MFFO are not necessarily indicative of cash available to fund cash needs.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(for the year ended December 31, 2012)

Overview

Apple REIT Ten, Inc., together with its wholly owned subsidiaries (the “Company”) is a Virginia corporation that has elected to be treated as a real estate investment trust (“REIT”) for federal income tax purposes. The Company, which has a limited operating history, was formed to invest in hotels and other income-producing real estate in selected metropolitan areas in the United States. The Company was initially capitalized on August 13, 2010, with its first investor closing on January 27, 2011. Prior to the Company’s first hotel acquisition on March 4, 2011, the Company had no revenue, exclusive of interest income. As of December 31, 2012, the Company owned 31 hotels (five purchased during 2012 and 26 purchased during 2011). Accordingly, the results of operations include only results from the date of ownership of the properties.

Hotel Operations

Although hotel performance can be influenced by many factors including local competition, local and general economic conditions in the United States and the performance of individual managers assigned to each hotel, performance of the hotels as compared to other hotels within their respective local markets, in general, has met the Company’s expectations for the period owned. Although there is no way to predict future general economic conditions, and there are several key factors that continue to negatively affect the economic recovery in the United States and add to general market uncertainty, including but not limited to, the continued high levels of unemployment, the slow pace of the economic recovery in the United States and the uncertainty surrounding the fiscal policy of the United States, the Company and industry are forecasting a mid-single digit percentage increase in revenue for 2013 as compared to 2012 for comparable hotels.

In evaluating financial condition and operating performance, the most important indicators on which the Company focuses are revenue measurements, such as average occupancy, average daily rate (“ADR”), revenue per available room (“RevPAR”) and market yield which compares an individual hotel’s results to others in its local market, and expenses, such as hotel operating expenses, general and administrative expenses and other expenses described below.

The following is a summary of the results from operations of the 31 hotels owned as of December 31, 2012 for their respective periods of ownership by the Company:

(in thousands, except statistical data)	Years Ended December 31,
	2012	Percent of Revenue	2011	Percent of Revenue
Total revenue	$117,666	100%	$42,091	100%
Hotel operating expenses	65,948	56%	23,737	56%
Taxes, insurance and other expense	8,372	7%	2,545	6%
General and administrative expense	4,408	4%	3,062	7%
Acquisition related costs	1,582		11,265
Depreciation	15,795		6,009
Interest expense, net	4,482		607
Number of hotels	31		26
Average Market Yield(1)	130		126
ADR	$114		$110
Occupancy	70%		69%
RevPAR	$79		$76

(1)	Calculated from data provided by Smith Travel Research, Inc.® Excludes hotels under renovation or opened less than two years during the applicable periods.

Legal Proceedings and Related Matters

The term the “Apple REIT Companies” means the Company, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc.

On December 13, 2011, the United States District Court for the Eastern District of New York ordered that three putative class actions, Kronberg, et al. v. David Lerner Associates, Inc., et al., Kowalski v. Apple REIT Ten, Inc., et al., and Leff v. Apple REIT Ten, Inc., et al., be consolidated and amended the caption of the consolidated matter to be In re Apple REITs Litigation. The District Court also appointed lead plaintiffs and lead counsel for the consolidated action and ordered lead plaintiffs to file and serve a consolidated complaint by February 17, 2012. The Company was previously named as a party in all three of the above mentioned class action lawsuits.

On February 17, 2012, lead plaintiffs and lead counsel in the In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, filed an amended consolidated complaint in the United States District Court for the Eastern District of New York against the Company, Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., Apple Fund Management, LLC, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc., their directors and certain officers, and David Lerner Associates, Inc. and David Lerner. The consolidated complaint, purportedly brought on behalf of all purchasers of Units in the Company and the other Apple REIT Companies, or those who otherwise acquired these Units that were offered and sold to them by David Lerner Associates, Inc., or its affiliates and on behalf of subclasses of shareholders in New Jersey, New York, Connecticut and Florida, asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933. The consolidated complaint also asserts claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, and unjust enrichment, and claims for violation of the securities laws of Connecticut and Florida. The complaint seeks, among other things, certification of a putative nationwide class and the state subclasses, damages, rescission of share purchases and other costs and expenses.

On April 18, 2012, the Company, and the other Apple REIT Companies, served a motion to dismiss the consolidated complaint in the In re Apple REITs Litigation. The Company and the other Apple REIT Companies accompanied their motion to dismiss the consolidated complaint with a memorandum of law in support of their motion to dismiss the consolidated complaint. The briefing period for any motion to dismiss was completed on July 13, 2012.

The Company believes that any claims against it, its officers and directors and other Apple entities are without merit, and intends to defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

Broker Dealer

On December 13, 2011, the Financial Industry Regulatory Authority (“FINRA”) amended its original complaint, filed on May 27, 2011, against David Lerner Associates, Inc. (“DLA”), to include David Lerner, individually, as a party to this matter, as well as add additional claims related to the overall sales practices of both DLA and David Lerner relative to the Company’s Units. As discussed in its prospectus, dated January 19, 2011, the Company is offering its Units for sale through DLA as the managing dealer for its best efforts offering. A copy of FINRA’s original complaint can be found at: http://www.finra.org/Newsroom/NewsReleases/2011/P123738; and FINRA’s amended complaint can be found at: http://disciplinaryactions.finra.org/viewdocument.aspx?DocNB=29068. DLA was also the sole distributor (managing dealer) of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. The Company is unaffiliated with DLA or David Lerner; however, it does rely upon DLA for the offer and sale and administration of the Company’s Units. The Apple REIT Companies take these allegations against DLA and David Lerner very seriously, and the Apple REIT Companies intend to cooperate with any and all regulatory or governmental inquiries.

On October 22, 2012, FINRA issued an order against DLA and David Lerner, individually, requiring DLA to pay approximately $12 million in restitution to certain investors in the Company’s

Units. In addition, David Lerner, individually, was fined $250,000 and suspended for one year from the securities industry, followed by a two year suspension from acting as a principal. Although the order requires DLA to pay restitution to certain investors, the actual investors who are to receive restitution are not known at this time but will be determined by an independent consultant as set forth in the order. While the order imposes sanctions, penalties and fines on both DLA and David Lerner, individually, the order does permit DLA to continue to serve as the managing dealer for the Company’s best-efforts offering of Units. A copy of FINRA’s order can be found at: http://www.finra.org/web/groups/industry/@ip/@enf/@ad/documents/industry/p192456.pdf. The Company does not believe this settlement will affect the administration of its Units.

Hotels Owned

As noted above, the Company commenced operations in March 2011 upon the purchase of its first hotel property. The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each of the 31 hotels the Company owned as of December 31, 2012. All dollar amounts are in thousands.

City	State	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Denver	CO	Hilton Garden Inn	Stonebridge	3/4/2011	221	$58,500
Winston-Salem	NC	Hampton Inn & Suites	McKibbon	3/15/2011	94	11,000
Charlotte	NC	Fairfield Inn & Suites	Newport	3/25/2011	94	10,000
Columbia	SC	TownePlace Suites	Newport	3/25/2011	91	10,500
Mobile	AL	Hampton Inn & Suites	McKibbon	6/2/2011	101	13,000
Gainesville	FL	Hilton Garden Inn	McKibbon	6/2/2011	104	12,500
Pensacola	FL	TownePlace Suites	McKibbon	6/2/2011	98	11,500
Knoxville	TN	SpringHill Suites	McKibbon	6/2/2011	103	14,500
Richmond	VA	SpringHill Suites	McKibbon	6/2/2011	103	11,000
Cedar Rapids	IA	Hampton Inn & Suites	Schulte	6/8/2011	103	13,000
Cedar Rapids	IA	Homewood Suites	Schulte	6/8/2011	95	13,000
Hoffman Estates	IL	Hilton Garden Inn	Schulte	6/10/2011	184	10,000
Davenport	IA	Hampton Inn & Suites	Schulte	7/19/2011	103	13,000
Knoxville	TN	Homewood Suites	McKibbon	7/19/2011	103	15,000
Knoxville	TN	TownePlace Suites	McKibbon	8/9/2011	98	9,000
Mason	OH	Hilton Garden Inn	Schulte	9/1/2011	110	14,825
Omaha	NE	Hilton Garden Inn	White	9/1/2011	178	30,018
Des Plaines	IL	Hilton Garden Inn	Raymond	9/20/2011	251	38,000
Merillville	IN	Hilton Garden Inn	Schulte	9/30/2011	124	14,825
Austin/Round Rock	TX	Homewood Suites	Vista	10/3/2011	115	15,500
Scottsdale	AZ	Hilton Garden Inn	White	10/3/2011	122	16,300
South Bend	IN	Fairfield Inn & Suites	White	11/1/2011	119	17,500
Charleston	SC	Home2 Suites	LBA	11/10/2011	122	13,908
Oceanside	CA	Courtyard	Marriott	11/28/2011	142	30,500
Skokie	IL	Hampton Inn & Suites	Raymond	12/19/2011	225	32,000
Tallahassee	FL	Fairfield Inn & Suites	LBA	12/30/2011	97	9,355
Gainesville	FL	Homewood Suites	McKibbon	1/27/2012	103	14,550
Nashville	TN	TownePlace Suites	LBA	1/31/2012	101	9,848
Jacksonville	NC	Home2 Suites	LBA	5/4/2012	105	12,000
Boca Raton	FL	Hilton Garden Inn	White	7/16/2012	149	10,900
Houston	TX	Courtyard	LBA	7/17/2012	124	14,632

				Total	3,882	$520,161

The purchase price for these properties, net of debt assumed, was funded primarily by the Company’s on-going best-efforts offering of Units. The Company assumed approximately $82.5 million of debt secured by six of its hotel properties. The following table summarizes the hotel location, interest rate, maturity date and principal amount assumed associated with each note payable. All dollar amounts are in thousands.

Location	Brand	Interest Rate(1)	Acquisition Date	Maturity Date	Principal Assumed	Outstanding balance as of December 31, 2012
Knoxville, TN	Homewood Suites	6.30%	7/19/2011	10/8/2016	$11,499	$11,249
Knoxville, TN	TownePlace Suites	5.45%	8/9/2011	12/11/2015	7,392	7,089
Des Plaines, IL	Hilton Garden Inn	5.99%	9/20/2011	8/1/2016	20,838	20,385
Scottsdale, AZ	Hilton Garden Inn	6.07%	10/3/2011	2/1/2017	10,585	10,390
Skokie, IL	Hampton Inn & Suites	6.15%	12/19/2011	7/1/2016	19,092	18,778
Gainesville, FL	Homewood Suites	5.89%	1/27/2012	5/8/2017	13,067	12,886

					$82,473	$80,777

(1)	At acquisition, the Company adjusted the interest rates on these loans to market rates and is amortizing the adjustments to interest expense over the life of the loan.

The Company also used the proceeds of its on-going best-efforts offering to pay approximately $10.4 million, representing 2% of the gross purchase price for these hotels, as a brokerage commission to Apple Suites Realty Group, Inc. (“ASRG”), 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer. The Company leases all of its hotels to its wholly-owned taxable REIT subsidiary (or a subsidiary thereof) under master hotel lease agreements. No goodwill was recorded in connection with any of the acquisitions.

Management and Franchise Agreements

Each of the Company’s 31 hotels are operated and managed, under separate management agreements, by affiliates of one of the following companies: LBAM Investor Group, L.L.C. (“LBA”), Marriott International (“Marriott”), MHH Management, LLC (“McKibbon”), Newport Hospitality Group, Inc. (“Newport”), Raymond Management Company, Inc. (“Raymond”), Schulte Hospitality Group, Inc. (“Schulte”), Stonebridge Realty Advisors, Inc. (“Stonebridge”), Vista Host, Inc. (“Vista”), or White Lodging Services Corporation (“White”). The agreements generally provide for initial terms of 5 to 30 years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. For the years ended December 31, 2012 and 2011 the Company incurred approximately $3.6 million and $1.3 million in management fees.

LBA, McKibbon, Newport, Raymond, Schulte, Stonebridge, Vista and White are not affiliated with either Marriott or Hilton, and as a result, the hotels they manage were required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 10 to 21 years. Fees associated with the agreements generally include the payment of royalty fees and program fees. The Marriott franchise agreements generally provide for initial terms of 15 to 20 years. Fees associated with the agreements generally include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. For the years ended December 31, 2012 and 2011 the Company incurred approximately $4.7 million and $1.8 million in franchise fees.

Results of Operations

During the period from the Company’s initial capitalization on August 13, 2010 to March 3, 2011, the Company owned no properties, had no revenue, exclusive of interest income and was primarily engaged in capital formation activities. During this period, the Company incurred miscellaneous start-up costs and interest expense related to an unsecured line of credit. The Company’s first investor closing under its on-going best-efforts offering occurred on January 27, 2011 and the Company began operations on March 4, 2011 when it purchased its first hotel. Since then, the Company purchased an additional 25 hotels in 2011 and five hotels in 2012. As a result, comparisons of 2012 operating results to prior year results is not meaningful.

Revenues

The Company’s principal source of revenue is hotel revenue, consisting of room and other related revenue. For the year ended December 31, 2012, the Company had total revenue of approximately $117.7 million. This revenue reflects hotel operations for the 31 hotels acquired through December 31, 2012 for their respective periods of ownership by the Company. For the year ended December 31, 2012, the hotels achieved combined average occupancy of approximately 70%, ADR of $114 and RevPAR of $79. ADR is calculated as room revenue divided by the number of rooms sold, and RevPAR is calculated as occupancy multiplied by ADR. The Company’s hotels in general have shown results consistent with industry and brand averages for the period of ownership. The average Market Yield for these hotels in 2012 was 130. The Market Yield is a measure of each hotel’s RevPAR compared to the average in the market, with 100 being the average (the index excludes hotels under renovation or open less than two years) and is provided by Smith Travel Research, Inc.®, an independent company that tracks historical hotel performance in most markets throughout the world. The Company will continue to pursue market opportunities to improve revenue. With continued demand and room rate improvement in the hospitality industry, the Company and industry are forecasting mid-single digit revenue growth in 2013 as compared to 2012 for comparable hotels.

In addition, six of the hotels owned as of December 31, 2012 have been opened since the beginning of 2011. Generally, newly constructed hotels require 12-24 months to establish themselves in their respective markets. Therefore, revenue is below market levels for this period of time.

Expenses

Hotel operating expenses relate to the 31 hotels acquired through December 31, 2012 for their respective periods owned and consist of direct room expenses, hotel administrative expense, sales and marketing expense, utilities expense, repair and maintenance expense, franchise fees and management fees. For the year ended December 31, 2012, hotel operating expenses totaled approximately $65.9 million or 56 % of total revenue. Six of the hotels acquired by the Company opened within the past two years. As a result, although operating expenses will increase with a full year of ownership for all properties, it is anticipated that operating expenses as a percentage of revenue for the properties owned at December 31, 2012 will decline as new properties establish themselves within their respective markets. In addition, operating expenses were impacted by seven hotel renovations, with approximately 15,000 room nights out of service during 2012 due to such renovations. Although operating expenses will increase as revenue increases, the Company will continue to work with its management companies to reduce costs as a percentage of revenue where possible while maintaining quality and service levels at each property.

Taxes, insurance, and other expenses for the year ended December 31, 2012 were approximately $8.4 million or 7% of total revenue. For comparable hotels, 2012 insurance rates increased due to property and casualty carriers’ losses world-wide in the past year. Additionally, for comparable hotels real estate taxes increased from 2011 to 2012 due to increases in assessments and tax rates for certain locations, although this was partially offset by decreases in taxes for other properties due to successful appeals of tax assessments. With the improved economy, the Company anticipates continued increases in property tax assessments in 2013 and a moderate increase in insurance rates.

General and administrative expense for the year ended December 31, 2012 was approximately $4.4 million. The principal components of general and administrative expense are advisory fees and reimbursable expenses, legal fees, accounting fees and reporting expense. During 2012, the Company incurred approximately $0.7 million in legal costs related to the legal matters discussed herein and costs related to responding to requests from the staff of the Securities and Exchange Commission

(“SEC”). The SEC staff has been conducting a non-public investigation, which is focused principally on the adequacy of certain disclosures and the review of certain transactions involving Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. Although the Company believes it is currently not the focus of the SEC investigation, the Company’s officers are the same officers as the other Apple REIT Companies. The other Apple REIT Companies are engaging in a dialogue with the SEC staff concerning the issues noted and the roles of certain officers. At this time, the Company cannot predict the outcome or timing of this matter as it relates to the other Apple REIT Companies or any of its officers. The Company anticipates it will continue to incur significant legal costs at least during the first half of 2013 related to these matters. As discussed below under Related Parties, the Company shares legal counsel with the other Apple REIT Companies. Total costs for these legal matters for all of the Apple REIT Companies was approximately $7.3 million in 2012.

Acquisition related costs for the year ended December 31, 2012 were approximately $1.6 million. The Company has expensed as incurred all transaction costs associated with the acquisitions of existing businesses, including title, legal, accounting and other related costs, as well as the brokerage commission paid to ASRG.

Depreciation expense for the year ended December 31, 2012 was approximately $15.8 million. Depreciation expense represents expense of the Company’s 31 hotel buildings and related improvements, and associated personal property (furniture, fixtures, and equipment) for their respective periods owned.

Interest expense for the year ended December 31, 2012 totaled approximately $4.7 million and is net of approximately $0.3 million of interest capitalized associated with renovation projects. Interest expense primarily arose from debt assumed with the acquisition of six of the Company’s hotels (one loan assumption in 2012 and five loan assumptions in 2011). For the year ended December 31, 2012, the Company recognized interest income of approximately $0.2 million. Interest income represents earnings on excess cash invested in short term money market instruments.

Related Parties

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arm’s length and the results of the Company’s operations may be different if these transactions were conducted with non-related parties. The Company’s independent members of the Board of Directors oversee and annually review the Company’s related party relationships (which include the relationships discussed in this section) and are required to approve any significant modifications to the contracts, as well as any new significant related party transactions. There were no changes to the contracts discussed in this section and the Board of Directors approved the contract assignments and the purchase agreement for the membership interest in Apple Air Holding, LLC discussed below. The Board of Directors is not required to approve each individual transaction that falls under the related party relationships. However, under the direction of the Board of Directors, at least one member of the Company’s senior management team approves each related party transaction.

The Company has a contract with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is paid to ASRG for these services. As of December 31, 2012, payments to ASRG for fees under the terms of this contract have totaled approximately $10.4 million since inception. Of this amount, the Company incurred $1.2 million and $9.2 million for the years ended December 31, 2012 and 2011, which is included in acquisition related costs in the Company’s consolidated statements of operations.

The Company is party to an advisory agreement with A10A, pursuant to which A10A provides management services to the Company. A10A provides these management services through an affiliate called Apple Fund Management LLC (“AFM”), which is a wholly-owned subsidiary of Apple REIT Six, Inc. An annual advisory fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable to A10A for these management services. Total advisory fees incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $0.6 million and $0.3 million for the years ended December 31, 2012 and 2011, respectively. No advisory fees were incurred by the Company prior to 2011.

In addition to the fees payable to ASRG and A10A, the Company reimbursed A10A or ASRG, or paid directly to AFM on behalf of A10A or ASRG, approximately $1.7 million, $1.4 million and $25,000 for the years ended December 31, 2012, 2011 and 2010. The expenses reimbursed were approximately $0.6 million, $0.7 million and $0 for costs reimbursed under the contract with ASRG and approximately $1.1 million, $0.7 million and $25,000 for costs reimbursed under the contract with A10A. The costs are included in general and administrative expenses and are for the Company’s proportionate share of the staffing and related costs provided by AFM at the direction of A10A.

AFM is an affiliate of Apple Six Advisors, Inc., Apple Seven Advisors, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc. (“A9A”), Apple Ten Advisors, Inc., ASRG and Apple Six Realty Group, Inc., (collectively the “Advisors” which are wholly owned by Glade M. Knight). As such, the Advisors provide management services through the use of AFM to, respectively, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc. and the Company (collectively the “Apple REIT Entities”). Although there is a potential conflict on time allocation of employees due to the fact that a senior manager, officer or staff member will provide services to more than one company, the Company believes that the executives and staff compensation sharing arrangement described more fully below allows the companies to share costs yet attract and retain superior executives and staff. The cost sharing structure also allows each entity to maintain a much more cost effective structure than having separate staffing arrangements. Amounts reimbursed to AFM include both compensation for personnel and “overhead” (office rent, utilities, benefits, office supplies, etc.) used by the companies. Since the employees of AFM perform services for the Apple REIT Entities and Advisors at the direction of the Advisors, individuals, including executive officers, receive their compensation at the direction of the Advisors and may receive consideration directly from the Advisors.

The Advisors and Apple REIT Entities allocate all of the costs of AFM among the Apple REIT Entities and the Advisors. The allocation of costs from AFM is reviewed at least annually by the Compensation Committees of the Apple REIT Entities. In making the allocation, management of each of the entities and their Compensation Committee consider all relevant facts related to each company’s level of business activity and the extent to which each company requires the services of particular personnel of AFM. Such payments are based on the actual costs of the services and are not based on formal record keeping regarding the time these personnel devote to the Company, but are based on a good faith estimate by the employee and/or his or her supervisor of the time devoted by the employee to the Company. As part of this arrangement, the day-to-day transactions may result in amounts due to or from the Apple REIT Entities. To efficiently manage cash disbursements, an individual Apple REIT Entity may make payments for any or all of the related companies. The amounts due to or from the related Apple REIT Entity are reimbursed or collected and are not significant in amount.

On November 29, 2012, Apple REIT Six, Inc. entered into a merger agreement with a potential buyer that is not affiliated with the Apple REIT Entities or its Advisors (“the merger”). To maintain the current cost sharing structure, on November 29, 2012, A9A entered into an assignment and transfer agreement with Apple REIT Six, Inc. for the transfer of Apple REIT Six, Inc.’s interest in AFM. The assignment and transfer is expected to occur immediately after the closing of the merger. As part of the assignment, A9A and the other Advisors agreed to indemnify the potential buyer for any liabilities related to AFM. The assignment of AFM’s interest to A9A, if it occurs, will have no impact on the Company’s advisory agreement with A10A or the process of allocating costs from AFM to the Apple REIT Entities or Advisors, excluding Apple REIT Six, Inc. as described above, which will increase the remaining companies’ share of the allocated costs.

Also, on November 29, 2012, in connection with the merger, Apple REIT Nine, Inc. entered into a transfer agreement with Apple REIT Six, Inc. for the potential acquisition of the Apple REIT Entities’ and Advisors’ headquarters in Richmond, Virginia (“Headquarters”) and the assignment of the Fort Worth, Texas office lease agreement which is expected to close immediately prior to the closing of the merger. If the closing occurs, any costs associated with the Headquarters and office lease (i.e. office rent, utilities, office supplies, etc.) will continue to be allocated to the Apple REIT Entities and Advisors, excluding Apple REIT Six, Inc. as described above.

ASRG and A10A are 100% owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company. Mr. Knight is also Chairman and Chief Executive Officer of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. Another member of the Company’s Board of Directors is also on the Board of Directors of Apple REIT Seven, Inc. and Apple REIT Eight, Inc.

On occasion, the Company uses, for acquisition, renovation and asset management purposes, a Learjet owned by Apple Air Holding, LLC, which is jointly owned by Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. Total costs paid for the usage of the aircraft for the years ended December 31, 2012 and 2011 were both $0.2 million. On December 5, 2012, the Company entered into a membership interest purchase agreement with Apple REIT Six, Inc. for the potential acquisition of a 26% membership interest in Apple Air Holding, LLC for approximately $1.45 million that is expected to close immediately prior to the closing of the potential merger. The membership interest, if a closing occurs, will include all rights and obligations of Apple REIT Six, Inc. under Apple Air Holding, LLC’s operating agreement. Also as part of the purchase, the Company agreed to indemnify the potential buyer of Apple REIT Six, Inc. for any liabilities related to the membership interest.

In January 2012, the Company entered into an assignment of contract with ASRG to become the purchaser of all of the ownership interests in a limited liability company, which owned a TownePlace Suites by Marriott under construction in Nashville, Tennessee for a total purchase price of $9.8 million. ASRG entered into the assigned contract on July 8, 2010. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG totaling $2,500. There was no profit for ASRG in the assignment. The Company purchased this hotel on January 31, 2012, the same day the hotel opened for business.

In July 2012, the Company entered into an assignment of contract with ASRG to become the purchaser of all of the ownership interests in a limited liability company, which owned a Courtyard by Marriott under construction in Nassau Bay, Texas for a total purchase price of $14.6 million. ASRG entered into the assigned contract on July 7, 2011. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no reimbursement of costs or consideration paid to ASRG for this assignment. There was no profit for ASRG in the assignment. The Company purchased this hotel on July 17, 2012, the same day the hotel opened for business.

The Company has incurred legal fees associated with the Legal Proceedings discussed herein. The Company also incurs other professional fees such as accounting, auditing and reporting. These fees are included in general and administrative expense in the Company’s consolidated statements of operations. To be cost effective, these services received by the Company are shared as applicable across the other Apple REIT Entities. The professionals cannot always specifically identify their fees for one company; therefore management allocates these costs across the companies that benefit from the services.

Series B Convertible Preferred Stock

The Company has issued 480,000 Series B convertible preferred shares to Glade M. Knight, Chairman and Chief Executive Officer of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $48,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares’ distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11.00 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1)

substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2)	the termination or expiration without renewal of the advisory agreement with A10A, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3)	the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $2 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$700 million	8.49719
$800 million	9.70287
$900 million	10.90855
$1 billion	12.11423
$1.1 billion	13.31991
$1.2 billion	14.52559
$1.3 billion	15.73128
$1.4 billion	16.93696
$1.5 billion	18.14264
$1.6 billion	19.34832
$1.7 billion	20.55400
$1.8 billion	21.75968
$1.9 billion	22.96537
$2 billion	24.17104

In the event that after raising gross proceeds of $2 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/100 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest $100 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests and the termination of the Series A preferred shares.

Expense related to the issuance of 480,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B convertible preferred shares can be reasonably estimated and the event triggering the conversion of the Series B convertible preferred shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B convertible preferred shares can be converted and the amounts paid for the Series B convertible preferred shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $127 million (assumes $11 per unit fair market value). Based on equity raised through December 31, 2012, if a triggering event had occurred, expense would have ranged from $0 to $44.9 million (assumes $11 per common share fair market value) and approximately 4.1 million common shares would have been issued.

Liquidity and Capital Resources

Contractual Commitments

The following is a summary of the Company’s significant contractual obligations as of December 31, 2012:

(000’s)	Total	Amount of Commitments Expiring per Period
		Less than 1 Year	2-3 Years	4-5 Years	Over 5 Years
Property Purchase Commitments	$62,287	$62,287	$—	$—	$—
Debt (including interest of $18.1 million)	98,833	6,427	19,214	73,192	—
Ground Leases	105	2	4	4	95
Membership Interest Purchase Commitment	1,450	1,450	—	—	—

	$162,675	$70,166	$19,218	$73,196	$95

Capital Resources

The Company was initially capitalized on August 13, 2010, with its first investor closing on January 27, 2011. The Company’s principal sources of liquidity are cash on hand, the proceeds of its on-going best-efforts offering and the cash flow generated from properties the Company has or will acquire and any short term investments. In addition, the Company may borrow funds, subject to the approval of the Company’s Board of Directors.

The Company is raising capital through a best-efforts offering of Units (each Unit consists of one common share and one Series A preferred share) by David Lerner Associates, Inc., the managing dealer, which receives selling commissions and a marketing expense allowance based on proceeds of the Units sold. The minimum offering of 9,523,810 Units at $10.50 per Unit was sold as of January 27, 2011, with proceeds, net of commissions and marketing expenses, totaling $90 million. Subsequent to the minimum offering and through December 31, 2012, an additional 56.9 million Units, at $11 per Unit, were sold, with the Company receiving proceeds, net of commissions, marketing expenses and other offering costs of approximately $561.2 million. The Company is continuing its offering at $11.00 per Unit. As of December 31, 2012, 115,784,990 Units remained unsold. On January 4, 2013, the Board of Directors approved the extension of the offering until January 19, 2014. As a result, the offering will continue until all Units are sold or until January 19, 2014, whichever occurs sooner.

Capital Uses

The Company anticipates that cash flow from operations, and cash on hand, will be adequate to meet its anticipated liquidity requirements, including debt service, capital improvements, required distributions to shareholders to maintain its REIT status and planned Unit redemptions. The Company intends to use the proceeds from the Company’s on-going best-efforts offering and cash on hand to purchase the hotels under contract if a closing occurs, however, it may use debt if necessary to complete the acquisitions.

To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Distributions during 2012 totaled approximately $45.0 million and were paid at a monthly rate of $0.06875 per common share. For the same period, the Company’s cash generated from operations was approximately $33.1 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, a portion of distributions paid through December 31, 2012 have been funded from proceeds from the on-going best-efforts offering of Units, and are expected to be treated as a return of capital for federal income tax purposes.

In February 2011, the Company’s Board of Directors established a policy for an annualized distribution rate of $0.825 per common share, payable in monthly distributions. The Company intends to continue paying distributions on a monthly basis, consistent with the annualized distribution rate established by its Board of Directors. The Company’s Board of Directors, upon the recommendation of the Audit Committee, may amend or establish a new annualized distribution rate and may change the timing of when distributions are paid. The Company’s objective in setting a distribution rate is to project a rate that will provide consistency over the life of the Company taking into account acquisitions and capital improvements, ramp up of new properties and varying economic cycles. To meet this objective, the Company may require the use of debt or offering proceeds in addition to cash from operations. Since a portion of distributions to date have been funded with proceeds from the offering of Units, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to fully invest its offering proceeds and thereby increase its cash generated from operations. As there can be no assurance of the Company’s ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties.

In April 2012, the Company instituted a Unit Redemption Program to provide limited interim liquidity to its shareholders who have held their Units for at least one year. Shareholders may request redemption of Units for a purchase price equal to 92.5% of the price paid per Unit if the Units have been owned for less than five years, or 100% of the price paid per Unit if the Units have been owned more than five years. The maximum number of Units that may be redeemed in any given year is three percent (3%) of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program. Since inception of the program through December 31, 2012, the Company has redeemed approximately 1.5 million Units representing $15.0 million. As contemplated in the program, beginning with the October 2012 redemption, the scheduled redemption date for the fourth quarter of 2012, the Company redeemed Units on a pro-rata basis due to the 3% limitation discussed above. Prior to October 2012, the Company redeemed 100% of redemption requests. The following is a summary of the 2012 Unit redemptions:

Redemption Date	Requested Unit Redemptions	Units Redeemed	Redemption Requests Not Redeemed
April 2012	474,466	474,466	0
July 2012	961,236	961,236	0
October 2012	617,811	46,889	570,922

The Company has on-going capital commitments to fund its capital improvements. The Company is required, under all of the hotel management agreements and certain loan agreements, to make available, for the repair, replacement, refurbishing of furniture, fixtures, and equipment, a percentage of gross revenues provided that such amount may be used for the Company’s capital expenditures with respect to the hotels. The Company expects that this amount will be adequate to fund required repair, replacement, and refurbishments and to maintain the Company’s hotels in a competitive condition. As of December 31, 2012, the Company held approximately $6.5 million in reserves for capital expenditures. During 2012, the Company invested approximately $8.7 million in capital expenditures and anticipates investing $10-$12 million during 2013 on properties owned at December 31, 2012. The Company does not currently have any existing or planned projects for development.

As of December 31, 2012, the Company had outstanding contracts for the potential purchase of four additional hotels for a total purchase price of $62.3 million. These hotels are under construction and should be completed over the next 3 to 12 months from December 31, 2012. Closing on these hotels is expected upon completion of construction. Although the Company is working towards acquiring these hotels, there are many conditions to closing that have not yet been satisfied and there can be no assurance that closings will occur under the outstanding purchase contracts. It is anticipated that the purchase price for the outstanding contracts will be funded from the proceeds of the Company’s on-going best-efforts offering of Units and cash on hand if a closing occurs.

On December 5, 2012, and as a result of the merger, the Company entered into a membership interest purchase agreement with Apple REIT Six, Inc. for the potential acquisition of a 26% membership interest in Apple Air Holding, LLC for approximately $1.45 million that is expected to close immediately prior to the closing of the merger. The membership interest, if a closing occurs, will include all rights and obligations of Apple REIT Six, Inc. under Apple Air Holding, LLC’s operating agreement. Also as part of the purchase, the Company agreed to indemnify the potential buyer of Apple REIT Six, Inc. for any liabilities related to the membership interest. The remaining 74% membership interests are collectively owned by Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. Since there can be no assurance at this time that the merger will occur, there can be no assurance that a closing will occur under the membership interest purchase agreement.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Business Interruption

Being in the real estate industry, the Company is exposed to natural disasters on both a local and national scale. Although management believes there is adequate insurance to cover this exposure, there can be no assurance that such events will not have a material adverse effect on the Company’s financial position or results of operations.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at the Company’s hotels may cause quarterly fluctuations in its revenues. Generally, occupancy rates and hotel revenues are greater in the second and third quarters than in the first and fourth quarters. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand or, if necessary, any other available financing sources to make distributions.

Critical Accounting Policies

The following contains a discussion of what the Company believes to be critical accounting policies. These items should be read to gain a further understanding of the principles used to prepare the Company’s financial statements. These principles include application of judgment; therefore, changes in judgments may have a significant impact on the Company’s reported results of operations and financial condition.

Investment Policy

Upon acquisition of real estate properties, the Company estimates the fair value of acquired tangible assets (consisting of land, land improvements, buildings and improvements) and identified intangible assets and liabilities, in-place leases and assumed debt based on evaluation of information and estimates available at that date. Generally, the Company does not acquire hotel properties that have significant in-place leases as lease terms for hotel properties are very short term in nature. The Company has not assigned any value to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts is not considered material. The Company has expensed as incurred all transaction costs associated with the acquisitions of existing businesses, including title, legal, accounting and other related costs, as well as the brokerage commission paid to ASRG.

Capitalization Policy

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to a single asset, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

Impairment Losses Policy

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective properties over their estimated remaining useful life, based on historical and industry data, is less than the properties’ carrying amount. Indicators of impairment include a property with current or potential losses from operations, when it becomes more likely than not that a property will be sold before the end of its previously estimated useful life or when events, trends, contingencies or changes in circumstances indicate that a triggering event has occurred and an asset’s carrying value may not be recoverable. The Company monitors its properties on an ongoing basis by analytically reviewing financial performance and considers each property individually for purposes of reviewing for indicators of impairment. As many indicators of impairment are subjective, such as general economic and market declines, the Company also prepares an annual recoverability analysis for each of its properties to assist with its evaluation of impairment indicators. The analysis compares each property’s net book value to each property’s estimated operating income using current operating results for each stabilized property and projected stabilized operating results based on the property’s market for properties that recently opened, were recently renovated or experienced other short-term business disruption. Since the Company’s planned initial hold period for each property is 39 years the Company’s ongoing analysis and annual recoverability analysis have not identified any impairment losses and no impairment losses have been recorded to date. If events or circumstances change such as the Company’s intended hold period for a property or if the operating performance of a property declines substantially for an extended period of time, the Company’s carrying value for a particular property may not be recoverable and an impairment loss will be recorded. Impairment losses are measured as the difference between the asset’s fair value and its carrying value.

Subsequent Events

In January 2013, the Company declared and paid approximately $4.5 million, or $0.06875 per outstanding common share, in distributions to its common shareholders.

In January 2013, under the guidelines of the Company’s Unit Redemption Program, the Company redeemed approximately 114,000 Units in the amount of $1.2 million. The redemptions represented approximately 12% of the total redemption requests due to the 3% limitation under the Unit Redemption Program.

During January 2013, the Company closed on the issuance of approximately 1.2 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $12.9 million and proceeds net of selling and marketing costs of approximately $11.6 million.

On January 11, 2013, the Company entered into a purchase contract for the potential acquisition of a Hilton Garden Inn hotel and a Homewood Suites hotel in an adjoining two-hotel complex under development in Oklahoma City, Oklahoma. The gross purchase price for the two hotels is $45.0 million, and a refundable deposit of $150,000 was paid by the Company in connection with the contract.

On January 31, 2013, the Company entered into a purchase contract for the potential acquisition of a full service Marriott hotel in Fairfax, Virginia. The gross purchase price for the 310-room hotel is $34.0 million, and a refundable deposit of $750,000 was paid by the Company in connection with the contract.

In February 2013, the Company declared and paid approximately $4.5 million, or $0.06875 per outstanding common share, in distributions to its common shareholders.

During February 2013, the Company closed on the issuance of approximately 1.1 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $11.7 million and proceeds net of selling and marketing costs of approximately $10.6 million.

On February 28, 2013, the Company entered into a contract to purchase, upon completion of construction of a 156-room Residence Inn hotel in Fort Lauderdale, Florida, all of the ownership interests in the limited liability company that owns the property. The total purchase price is $23.1 million. A refundable deposit of $2,500 was paid by the Company in connection with the contract.

EXPERTS

The audited consolidated financial statements and financial statement schedule of the Company as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity and cash flows for the years ended December 31, 2012 and 2011 and for the period August 13, 2010 (initial capitalization) through December 31, 2010 appearing in this Supplement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firms as experts in accounting and auditing.

EXPERIENCE OF PRIOR PROGRAMS

The tables following this introduction set forth information with respect to certain of the prior real estate programs sponsored by Glade M. Knight, who is sometimes referred to as the “prior program sponsor.” These tables provide information for use in evaluating the programs, the results of the operations of the programs, and compensation paid by the programs. Information in the tables is current as of December 31, 2012. The tables are furnished solely to provide prospective investors with information concerning the past performance of entities formed by Glade M. Knight. Regulatory filings and annual reports of Apple REIT Nine, Apple REIT Eight, Apple REIT Seven and Apple REIT Six will be provided upon request for no cost (except for exhibits, for which there is a minimal charge). In addition, Table VI of this Supplement contains detailed information on the property acquisitions of Apple REIT Nine and is available without charge upon request of any investor or prospective investor. Please send all requests to Apple REIT Ten, Inc., 814 East Main Street, Richmond, VA 23219, Attn: Kelly Clarke; telephone: 804-344-8121.

In the five years ending December 31, 2012, Glade M. Knight sponsored only Apple REIT Six, Apple REIT Seven, Apple REIT Eight and Apple REIT Nine, which have investment objectives similar to ours. Apple REIT Six, Apple REIT Seven, Apple REIT Eight and Apple REIT Nine

were formed to invest in existing residential rental properties and/or extended-stay and select-service hotels and possibly other properties for the purpose of providing regular monthly or quarterly distributions to shareholders and the possibility of long-term appreciation in the value of properties and shares.

The information in the following tables should not be considered as indicative of our capitalization or operations. Also past performance of prior programs is not necessarily indicative of our future results. Purchasers of units offered by our offering will not have any interest in the entities referred to in the following tables or in any of the properties owned by those entities as a result of the acquisition of Units in us.

Apple REIT Six, Apple REIT Seven, Apple REIT Eight and Apple REIT Nine have existing Unit Redemption Programs that are similar to our Unit Redemption Program. Currently, the prior companies’ programs redemption requests exceed the redemptions granted. Thus, for the most recent redemption date (January 2013), the percentage of requested redemptions that were honored was as follows: Apple REIT Seven, approximately 3%; Apple REIT Eight, approximately 2% and Apple REIT Nine, approximately 8%. Apple REIT Six did not have any redemptions in January 2013 because its Unit Redemption Program was suspended on November 29, 2012 upon entering into a merger agreement.

As with our program, each of these companies’ Board of Directors approved its Unit Redemption Program to provide only limited interim liquidity to its shareholders who have held their Units for at least one year. Investments in these companies as well as Apple REIT Ten, Inc. are, and are intended to be, illiquid investments until a liquidity event occurs.

See, “Apple Ten Advisors and Apple Suites Realty—Prior Performance of Programs Sponsored by Glade M. Knight” in the prospectus for additional information on certain prior real estate programs sponsored by Mr. Knight, including a description of the investment objectives which are deemed by Mr. Knight to be similar and dissimilar to ours.

The following tables use certain financial terms. The following paragraphs briefly describe the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•

“Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•	“GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•	“Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•	“Reserves” refers to offering proceeds designated for repairs and renovations to properties and offering proceeds not committed for expenditure and held for potential unforeseen cash requirements.

•	“Return of Capital” refers to distributions to investors in excess of net income.

Table I: EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I presents a summary of the funds raised and the use of those funds by Apple REIT Nine, whose investment objectives are similar to those of Apple REIT Ten, and whose offering closed within the three years ending December 31, 2012.

Apple REIT Nine
Dollar Amount Offered	$2,000,000,000
Dollar Amount Raised	2,000,000,000
Dollar Amount Raised as % of Total Offering	100%
LESS OFFERING EXPENSES:
Selling Commissions and Discounts	10.00%
Organizational Expenses	0.15%
Other	0.00%
Reserves	0.50%
Percent Available for Investment	89.35%
ACQUISITON COSTS:
Prepaid items and fees to purchase property(1)	86.95%
Cash down payment	0.00%
Acquisition fees(2)	2.00%
Acquisition related reimbursement of employee payroll and
benefits and overhead costs(3)	0.13%
Other(4)	0.27%
Total Acquisition Costs	89.35%
Percentage Leverage (excluding unsecured debt)	6.12%
Date Offering Began	April 2008
Length of offering (in months)	32
Months to invest 90% of amount available for investment (measured from beginning of offering)	37

(1)	This line item includes the contracted purchase price plus any additional closing costs such as transfer taxes, title insurance and legal fees.

(2)	Substantially all of the acquisition fees were paid to the sponsor or affiliates of the sponsor. The acquisition fees include real estate commissions paid on an acquisition.

(3)

Represents payroll and benefits expenses and other overhead expenses either directly incurred, or reimbursements to Apple Fund Management (a subsidiary of Apple REIT Six and indirectly controlled by the Prior Performance Sponsor) or a prior related REIT organized and indirectly controlled by the Prior Program Sponsor. Generally Accepted Accounting Principles (“GAAP”) require these amounts to be expensed in the Companies’ statements of operations as incurred. Therefore the amounts reflected in this schedule are not intended to reflect the basis of properties acquired in accordance with GAAP.

(4)	Represents purchase of mortgage receivable from third party.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

Table II: COMPENSATION TO SPONSOR AND ITS AFFILIATES

Table II summarizes the compensation paid to the Prior Program Sponsor and its Affiliates (i) by programs organized by it and closed within three years ended December 31, 2012, and (ii) by all other programs during the three years ended December 31, 2012.

	Apple REIT Nine	Apple REIT Eight	Apple REIT Seven	Apple REIT Six
Date offering commenced	April 2008	July 2007	March 2006	April 2004
Dollar amount raised	$2,000,000,000	$1,000,000,000	$1,000,000,000	$1,000,000,000
Amounts Paid to Prior Program Sponsor from Proceeds of Offering:
Underwriting fees	—	—	—	—
Acquisition fees:
- Real Estate commission(1)	33,494,000	19,011,000	18,032,000	16,923,000
- Advisory Fees	—	—	—	—
- Other	—	—	—	—
Other	—	—	—	—
Dollar amount of cash generated from operations before deducting payments to sponsor	350,709,000	241,552,000	378,842,000	616,823,000
Amount paid to sponsor from operations:
Property management fees	—	—	—	—
Partnership management fees	—	—	—	—
Reimbursement of operational employee payroll and benefits and overhead costs(2)	5,948,000	8,411,000	9,810,000	12,759,000
Reimbursement of acquisition employee payroll and benefits and overhead costs(2)	2,661,000	1,116,000	1,269,000	825,000
Leasing commissions	—	—	—	—
Other—Advisory Fees	8,264,000	5,226,000	7,407,000	15,155,000
Dollar amount of property sales and refinancing before deducting payments to sponsor
- Cash	138,400,000	—	—	—
- Notes	60,000,000	—	—	—
Amount paid to sponsor from property sales and refinancing
Real estate commissions	2,768,000	—	—	—
Incentive fees	—	—	—	—
Other	—	—	—	—

(1)	Although reflected in this table as paid from offering proceeds, effective January 1, 2009, the Financial Accounting Standards Board issued a pronouncement requiring acquisition related costs related to existing businesses to be expensed as incurred, therefore these costs are reflected in these Company’s Statements of Operations as of the effective date for financial reporting purposes. For all programs noted except Apple REIT Nine, Inc. all acquisition fees were incurred prior to January 1, 2009. Approximately $6.8 million of Apple REIT Nine, Inc.’s acquisition fees were incurred prior to January 1, 2009 and therefore not a deduction from cash generated from operations. In addition, approximately $3.1 million in acquisition fees incurred after January 1, 2009 related to the acqusition of land and were capitalized accordingly and therefore not a deduction from cash generated from operations.

(2)

Represents payroll and benefits expenses and other overhead expenses either directly incurred, or reimbursements to Apple Fund Management (a subsidiary of Apple REIT Six and indirectly controlled by the Prior Performance Sponsor) or a prior related REIT organized and indirectly controlled by the Prior Program Sponsor.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

Table III: OPERATING RESULTS OF PRIOR PROGRAMS*

Table III presents a summary of the annual operating results for Apple REIT Nine and Apple REIT Eight, whose offerings closed in the five year period ending December 31, 2012. Table III is shown on both an income tax basis as well as in accordance with generally accepted accounting principles, the only significant difference being the methods of calculating depreciation.

	2012 Apple REIT Nine	2011 Apple REIT Nine	2010 Apple REIT Nine	2009 Apple REIT Nine	2008 Apple REIT Nine
Gross revenues(5)	$372,412,000	$341,857,000	$181,460,000	$101,167,000	$11,524,000
Profit on sale of properties	—	—	—	—	—
Less: Operating expenses(5)	237,443,000	217,683,000	133,523,000	67,359,000	9,441,000
Interest income (expense)	(6,745,000)	(4,371,000)	(931,000)	(1,018,000)	2,346,000
Depreciation(5)	52,748,000	49,815,000	30,749,000	15,936,000	2,277,000
Net income (loss) GAAP basis	75,476,000	69,988,000	16,257,000	16,854,000	2,152,000
Taxable income	—	—	—	—	—
Cash generated from operations	122,966,000	116,044,000	38,758,000	29,137,000	3,317,000
Cash generated from sales	135,410,000	1,396,000	2,606,000	—	—
Cash generated from refinancing	47,690,000	—	—	—	—
Less: cash distributions to investors(6)	291,093,000	160,399,000	118,126,000	57,330,000	13,012,000
Cash generated after cash distribution	14,973,000	(42,959,000)	(76,762,000)	(28,193,000)	(9,695,000)
Less: Special items	—	—	—	—	—
Cash generated after cash distributions and special items	14,973,000	(42,959,000)	(76,762,000)	(28,193,000)	(9,695,000)
Capital contributions, net	(1,980,000)	19,675,000	818,395,000	568,098,000	400,779,000
Fixed asset additions	34,543,000	177,379,000	763,471,000	340,061,000	311,092,000
Line of credit—change in(1)	—	—	—	—	(151,000)
Cash generated(2)	(21,706,000)	(193,375,000)	(48,805,000)	197,720,000	75,173,000
End of period cash	9,027,000	30,733,000	224,108,000	272,913,000	75,193,000
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary income	41	42	30	38	19
Capital gain	23	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
Investment income(4)	41	42	30	38	19
Long-term capital gain(4)	23	—	—	—	—
Return of capital(4)	81	38	50	42	27
Source (on Cash basis)
Sales	67	—	—	—	—
Refinancings	—	—	—	—	—
Operations	61	58	26	41	12
Other(3)	17	22	54	39	34
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%

*	Any rows not reflected from the Commission’s Industry Guide 5 are not applicable to the programs.

(1)	Amount reflects change in Company’s short term credit facilities.

(2)	Amount reflects the net change in Company’s cash balance during the year.

(3)

Source of distributions is not defined for purposes of this table. For further information, see cash flow information above or the Company’s related statement of cash flows included in its most recent for Form 10K filed with the Securities and Exchange Commission. However, although the Company believes that cash is fungible and that the statement of cash flows should be read in its entirety, the Company has shown the source of distributions from operations to the extent of cash generated from operations from the Company’s statement of cash flows. It is possible to deem the difference, if any, or any other amount to be paid from debt or offering proceeds to the extent that debt proceeds or offering proceeds were available in the period.

(4)	Amounts determined based on Federal Tax reporting information, Generally Accepted Accounting Principals do not define these line items.

(5)

Includes amounts from discountinued operations, approximately 406 acres of land and land improvements located on 110 sites in the Fort Worth, Texas area (110 sites) which were leased to Chesapeake Energy Corporation for the production of natural gas that were sold in April 2012.

(6)	Includes the payment of a special distribution of $0.75 per share, totaling $136.1 million to shareholders in May 2012 in conjunction with the sale of the 110 sites in April 2012.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

Table III: OPERATING RESULTS OF PRIOR PROGRAMS* (Continued)

	2012 Apple REIT Eight	2011 Apple REIT Eight	2010 Apple REIT Eight	2009 Apple REIT Eight	2008 Apple REIT Eight
Gross revenues	$197,928,000	$190,704,000	$182,622,000	$170,885,000	$133,284,000
Profit on sale of properties	—	—	—	—	—
Less: Operating expenses	140,805,000	134,265,000	130,678,000	126,178,000	95,047,000
Interest income (expense)	(14,647,000)	(10,988,000)	(6,090,000)	(6,295,000)	(1,928,000)
Depreciation	36,961,000	35,987,000	34,979,000	32,907,000	22,044,000
Net income (loss) GAAP basis	5,515,000	9,464,000	10,875,000	5,505,000	14,265,000
Taxable income	—	—	—	—	—
Cash generated from operations	46,138,000	45,396,000	44,249,000	45,739,000	39,714,000
Cash generated from sales	—	—	—	—	—
Cash generated from refinancing	58,700,000	43,536,000	—	—	—
Less: cash distributions to investors	51,174,000	62,071,000	72,465,000	74,924,000	76,378,000
Cash generated after cash distribution	53,664,000	26,861,000	(28,216,000)	(29,185,000)	(36,664,000)
Less: Special items	—	—	—	—	—
Cash generated after cash distributions and special items	53,664,000	26,861,000	(28,216,000)	(29,185,000)	(36,664,000)
Capital contributions, net	(7,299,000)	(12,089,000)	11,345,000	13,692,000	234,054,000
Fixed asset additions	11,939,000	5,227,000	6,671,000	29,923,000	759,346,000
Line of credit—change in(1)	(27,913,000)	(3,680,000)	18,546,000	48,090,000	10,258,000
Cash generated(2)	68,000	—	—	—	(562,009,000)
End of period cash	68,000	—	—	—	—
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary income	14	30	29	24	42
Capital gain	—	—	—	—	—
Cash distributions to investors
Source (on GAAP basis)
Investment income(4)	14	30	29	24	42
Long-term capital gain(4)	—	—	—	—	—
Return of capital(4)	36	30	41	50	38
Source (on Cash basis)
Sales	—	—	—	—	—
Refinancings	—	—	—	—	—
Operations	45	44	43	45	42
Other(3)	5	16	27	29	38
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%

*	Any rows not reflected from the Commission’s Industry Guide 5 are not applicable to the programs.

(1)	Amount reflects change in Company’s short term credit facilities.

(2)	Amount reflects the net change in Company’s cash balance during the year.

(3)

Source of distributions is not defined for purposes of this table. For further information, see cash flow information above or the Company’s related statement of cash flows included in its most recent for Form 10K filed with the Securities and Exchange Commission. However, although the Company believes that cash is fungible and that the statement of cash flows should be read in its entirety, the Company has shown the source of distributions from operations to the extent of cash generated from operations from the Company’s statement of cash flows. It is possible to deem the difference, if any, or any other amount to be paid from debt or offering proceeds to the extent that debt proceeds or offering proceeds were available in the period.

(4)	Amounts determined based on Federal Tax reporting information, Generally Accepted Accounting Principals do not define these line items.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE V: SALES OR DISPOSALS OF PROPERTIES BY PROGRAMS

Selling Price, Net of Closing Costs and GAAP Adjustments

Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Orignal Mortgage Financing	Total Acquisition Cost, Capital Improvemnts, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Reciepts Over Cash Expenditures
Apple REIT Six, Inc.—sale of two hotels in 2011
Tempe, AZ TownePlace Suites	June 05	June 11	$5,310,000	$—	$—	$—	$5,310,000	$—	$8,552,000	$8,552,000	$4,400,000
Tempe, AZ SpringHill Suites	June 05	June 11	5,445,000	—	—	—	5,445,000	—	8,454,000	8,454,000	4,800,000

			$10,755,000				$10,755,000		$17,006,000	$17,006,000	$9,200,000

Apple REIT Nine, Inc.—sale of 406 acres of land and land improvements located on 110 sites in Ft. Worth, Texas (110 sites) leased to third party for the production of natural gas in 2012
110 sites	April 09	April 12	$135,410,000	$—	$60,000,000	$(1,528,000)	$193,882,000	$—	$147,346,000	$147,346,000	$45,726,000

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE VI: ACQUISITIONS OF PROPERTIES BY PROGRAMS

The following is a summary of acquisitions by Apple REIT Nine for the three most recent years, which acquired hotels named according to their location and franchise (as shown below) and other real estate investments. Purchasers of our Units will not have any interest in these properties. See, “Apple Ten Advisors and Apple Suites Realty—Prior Performance of Programs Sponsored by Glade M. Knight” and “—Prior REITS” in the prospectus for additional information on certain prior real estate programs sponsored by Mr. Knight, including a description of the investment objectives which are deemed by Mr. Knight to be similar and dissimilar to ours.

(dollars in thousands)

City	State	Brand	Encumbrances	Initial Investment	Total Investment(1)	Year of Construction	Date Acquired	Rooms
Anchorage	AK	Embassy Suites	$23,154	$42,008	$42,116	2008	Apr-10	169
Rogers	AR	Hampton Inn	7,958	9,444	9,530	1998	Aug-10	122
Rogers	AR	Homewood Suites	—	10,889	11,136	2006	Apr-10	126
Chandler	AZ	Courtyard	—	17,069	17,126	2009	Nov-10	150
Chandler	AZ	Fairfield Inn & Suites	—	12,050	12,092	2009	Nov-10	110
Phoenix	AZ	Courtyard	—	16,082	16,133	2007	Nov-10	164
Phoenix	AZ	Residence Inn	—	14,064	14,152	2008	Nov-10	129
Tucson	AZ	TownePlace Suites	—	15,555	15,596	2011	Oct-11	124
Clovis	CA	Homewood Suites	—	12,470	12,494	2010	Feb-10	83
San Bernardino	CA	Residence Inn	—	13,662	13,822	2006	Feb-11	95
Santa Ana	CA	Courtyard	—	24,133	24,133	2011	May-11	155
Miami	FL	Hampton Inn & Suites	—	11,959	13,848	2000	Apr-10	121
Panama City	FL	TownePlace Suites	—	10,457	10,460	2010	Jan-10	103
Tampa	FL	Embassy Suites	—	21,858	22,173	2007	Nov-10	147
Albany	GA	Fairfield Inn & Suites	—	8,162	8,172	2010	Jan-10	87
Boise	ID	Hampton Inn & Suites	—	22,449	22,588	2007	Apr-10	186
Mettawa	IL	Hilton Garden Inn	—	30,574	30,609	2008	Nov-10	170
Mettawa	IL	Residence Inn	—	23,565	23,574	2008	Nov-10	130
Schaumburg	IL	Hilton Garden Inn	—	20,572	20,596	2008	Nov-10	166
Warrenville	IL	Hilton Garden Inn	—	22,065	22,084	2008	Nov-10	135
Indianapolis	IN	SpringHill Suites	—	12,852	12,888	2007	Nov-10	130
Mishawaka	IN	Residence Inn	—	13,760	13,812	2007	Nov-10	106
Alexandria	LA	Courtyard	—	9,807	9,813	2010	Sep-10	96
Lafayette	LA	Hilton Garden Inn	—	17,898	19,773	2006	Jul-10	153
Lafayette	LA	SpringHill Suites	—	10,109	10,115	2011	Jun-11	103
West Monroe	LA	Hilton Garden Inn	—	15,704	17,109	2007	Jul-10	134
Andover	MA	SpringHill Suites	—	6,501	8,293	2000	Nov-10	136
Silver Spring	MD	Hilton Garden Inn	—	17,455	17,460	2010	Jul-10	107
Novi	MI	Hilton Garden Inn	—	16,265	16,321	2008	Nov-10	148
Kansas City	MO	Hampton Inn	6,235	10,090	10,181	1999	Aug-10	122
St. Louis	MO	Hampton Inn	13,293	22,712	23,877	2003	Aug-10	190
St. Louis	MO	Hampton Inn & Suites	—	16,045	16,153	2006	Apr-10	126
Fayetteville	NC	Home2 Suites	—	11,309	11,309	2011	Feb-11	118
Holly Springs	NC	Hampton Inn & Suites	—	14,880	14,891	2010	Nov-10	124
Jacksonville	NC	TownePlace Suites	—	9,240	9,277	2008	Feb-10	86
Mt. Laurel	NJ	Homewood Suites	—	15,065	15,365	2006	Jan-11	118
West Orange	NJ	Courtyard	—	21,567	23,068	2005	Jan-11	131
Oklahoma City	OK	Hampton Inn & Suites	—	32,757	32,786	2009	May-10	200
Collegeville	PA	Courtyard	12,587	20,068	21,755	2005	Nov-10	132
Malvern	PA	Courtyard	7,530	21,370	21,447	2007	Nov-10	127
Nashville	TN	Hilton Garden Inn	—	42,751	42,781	2009	Sep-10	194
Nashville	TN	Home2 Suites	—	16,359	16,359	2012	May-12	119
Arlington	TX	Hampton Inn & Suites	—	9,955	10,333	2007	Dec-10	98
Austin	TX	Courtyard	—	20,066	20,090	2009	Nov-10	145
Austin	TX	Fairfield Inn & Suites	—	17,810	17,821	2009	Nov-10	150
Austin	TX	Hilton Garden Inn	—	16,065	16,101	2008	Nov-10	117
Dallas	TX	Hilton	20,136	42,571	48,825	2001	May-11	224
El Paso	TX	Hilton Garden Inn	—	19,544	19,547	2011	Dec-11	145
Ft. Worth	TX	TownePlace Suites	—	18,415	18,425	2010	Jul-10	140

City	State	Brand	Encumbrances	Initial Investment	Total Investment(1)	Year of Construction	Date Acquired	Rooms
Grapevine	TX	Hilton Garden Inn	$11,751	$17,065	$17,103	2009	Sep-10	110
Houston	TX	Marriott	—	50,766	50,780	2010	Jan-10	206
Irving	TX	Homewood Suites	5,763	10,315	10,544	2006	Dec-10	77
Texarkana	TX	Hampton Inn & Suites	4,822	9,359	10,295	2004	Jan-11	81
Salt Lake City	UT	SpringHill Suites	—	17,557	17,587	2009	Nov-10	143
Manassas	VA	Residence Inn	—	14,962	15,126	2006	Feb-11	107

Total hotels acquisitions			113,229	998,101	1,019,844			7,315
Other real estate investments:
Richmond	VA	Hotel under construction	—	3,115	4,173		Jul-12	—

			$113,229	$1,001,216	$1,024,017			7,315

(1)	“Total Investment” for a given property includes the acquisition price for the property plus, as applicable, amounts capitalized subsequent to acquisition for additional fixed assets.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

APPLE REIT TEN, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Financial Statements of Company

Apple REIT Ten, Inc.

Page
(Audited)
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets—December 31, 2012 and December 2011	F-3
Consolidated Statements of Operations—Years Ended December 31, 2012 and December 31, 2011 and For the Period August 13, 2010 (initial capitalization) through December 31, 2010	F-4
Consolidated Statements of Shareholders’ Equity—Years Ended December 31, 2012 and December 31, 2011 and For the Period August 13, 2010 (initial capitalization) through December 31, 2010	F-5
Consolidated Statements of Cash Flows—Years Ended December 31, 2012 and December 31, 2011 and For the Period August 13, 2010 (initial capitalization) through December 31, 2010	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Apple REIT Ten, Inc.

We have audited the accompanying consolidated balance sheets of Apple REIT Ten, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2012 and for the period August 13, 2010 (initial capitalization) through December 31, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple REIT Ten, Inc. at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years ended December 31, 2012 and 2011 and for the period August 13, 2010 (initial capitalization) through December 31, 2010, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Apple REIT Ten, Inc.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP
Richmond, Virginia
March 6, 2013

APPLE REIT TEN, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31,
	2012	2011
Assets
Investment in real estate, net of accumulated depreciation of $21,804 and $6,009, respectively	$506,689	$452,205
Cash and cash equivalents	146,530	7,079
Due from third party managers, net	2,481	1,241
Other assets, net	12,085	10,697

Total Assets	$667,785	$471,222

Liabilities
Notes payable	$81,186	$69,636
Accounts payable and accrued expenses	7,074	5,671

Total Liabilities	88,260	75,307
Shareholders’ Equity
Preferred stock, authorized 30,000,000 shares; none issued and outstanding	0	0
Series A preferred stock, no par value, authorized 400,000,000 shares; issued and outstanding 64,983,511 and 43,502,273 shares, respectively	0	0
Series B convertible preferred stock, no par value, authorized 480,000 shares; issued and outstanding 480,000 shares	48	48
Common stock, no par value, authorized 400,000,000 shares; issued and outstanding 64,983,511 and 43,502,273 shares, respectively	636,191	424,626
Distributions greater than net income	(56,714)	(28,759)

Total Shareholders’ Equity	579,525	395,915

Total Liabilities and Shareholders’ Equity	$667,785	$471,222

See notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31, 2012	Year Ended December 31, 2011	For the period August 13, 2010 (initial capitalization) through December 31, 2010
Revenues:
Room revenue	$106,759	$37,911	$0
Other revenue	10,907	4,180	0

Total revenue	117,666	42,091	0
Expenses:
Operating expense	29,442	10,586	0
Hotel administrative expense	9,330	3,477	0
Sales and marketing	10,463	3,569	0
Utilities	4,402	1,592	0
Repair and maintenance	3,972	1,409	0
Franchise fees	4,692	1,839	0
Management fees	3,647	1,265	0
Taxes, insurance and other	8,372	2,545	0
General and administrative	4,408	3,062	28
Acquisition related costs	1,582	11,265	0
Depreciation expense	15,795	6,009	0

Total expenses	96,105	46,618	28

Operating income (loss)	21,561	(4,527)	(28)
Interest expense, net	(4,482)	(607)	(3)

Net income (loss)	$17,079	$(5,134)	$(31)

Basic and diluted net income (loss) per common share	$0.31	$(0.18)	$(3,083.50)

Weighted average common shares outstanding—basic and diluted	54,888	29,333	0

See notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in thousands, except per share data)

	Common Stock		Series B Convertible Preferred Stock		Distributions Greater Than Net Income	Total
	Number of Shares	Amount	Number of Shares	Amount
Initial capitalization August 13, 2010	0	$0	480	$48	$0	$48
Net loss	0	0	0	0	(31)	(31)

Balance at December 31, 2010	0	0	480	48	(31)	17
Net proceeds from the sale of common shares	43,502	424,568	0	0	0	424,568
Stock options granted	0	58	0	0	0	58
Net loss	0	0	0	0	(5,134)	(5,134)
Cash distributions declared and paid to shareholders ($0.76 per share)	0	0	0	0	(23,594)	(23,594)

Balance at December 31, 2011	43,502	424,626	480	48	(28,759)	395,915
Net proceeds from the sale of common shares	22,965	226,556	0	0	0	226,556
Common shares redeemed	(1,483)	(15,042)	0	0	0	(15,042)
Stock options granted	0	51	0	0	0	51
Net income	0	0	0	0	17,079	17,079
Cash distributions declared and paid to shareholders ($0.825 per share)	0	0	0	0	(45,034)	(45,034)

Balance at December 31, 2012	64,984	$636,191	480	$48	$(56,714)	$579,525

See notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

APPLE REIT TEN, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31, 2012	Year Ended December 31, 2011	For the period August 13, 2010 (initial capitalization) through December 31, 2010
Cash flows from (used in) operating activities:
Net income (loss)	$17,079	$(5,134)	$(31)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	15,795	6,009	0
Amortization of deferred financing costs, fair value adjustments and other noncash expenses	171	52	0
Changes in operating assets and liabilities:
Increase in due from third party managers, net	(1,179)	(1,425)	0
Decrease (increase) in other assets, net	556	(45)	0
Increase in accounts payable and accrued expenses	711	1,364	25

Net cash provided by (used in) operating activities	33,133	821	(6)

Cash flows used in investing activities:
Cash paid for the acquisition of hotel properties	(50,937)	(391,836)	0
Deposits and other disbursements for potential acquisitions	(22)	(433)	0
Capital improvements	(8,161)	(1,297)	0
Decrease (increase) in capital improvement reserves	514	(74)	0

Net cash used in investing activities	(58,606)	(393,640)	0

Cash flows from financing activities:
Net proceeds (disbursements) related to issuance of Units	226,555	424,947	(318)
Redemptions of Units	(15,042)	0	0
Distributions paid to common shareholders	(45,034)	(23,594)	0
Payments of notes payable	(1,423)	(273)	0
Deferred financing costs	(132)	(906)	0
Proceeds from (payments on) line of credit	0	(400)	400

Net cash provided by financing activities	164,924	399,774	82

Increase in cash and cash equivalents	139,451	6,955	76
Cash and cash equivalents, beginning of period	7,079	124	48

Cash and cash equivalents, end of period	$146,530	$7,079	$124

Supplemental information:
Interest paid	$4,884	$713	$3

Non-cash transactions:
Notes payable assumed in acquisitions	$13,067	$69,406	$0

Other assets assumed in acquisitions	$20	$4,065	$0

Other liabilities assumed in acquisitions	$137	$4,136	$0

See notes to consolidated financial statements.
The Company was initially capitalized on August 13, 2010 and commenced operations on March 4, 2011.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1

Organization and Summary of Significant Accounting Policies

Organization

Apple REIT Ten, Inc., together with its wholly owned subsidiaries (the “Company”), is a Virginia corporation formed to invest in hotels and other income-producing real estate in selected metropolitan areas in the United States. Initial capitalization occurred on August 13, 2010, when 10 Units, each Unit consisting of one common share and one Series A preferred share, were purchased by Apple Ten Advisors, Inc. (“A10A”) and 480,000 Series B convertible preferred shares were purchased by Glade M. Knight, the Company’s Chairman and Chief Executive Officer. The Company began operations on March 4, 2011 when it purchased its first hotel. The Company’s fiscal year end is December 31. The Company has no foreign operations or assets and its operating structure includes only one reportable segment. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated. Although the Company has an interest in several variable interest entities through its purchase commitments, it is not the primary beneficiary and therefore does not consolidate any of these entities. As of December 31, 2012, the Company owned 31 hotels located in 15 states with an aggregate of 3,882 rooms.

The Company has elected to be treated as a real estate investment trust (“REIT”) for federal income tax purposes. The REIT Modernization Act, effective January 1, 2001, permits real estate investment trusts to establish taxable businesses to conduct certain previously disallowed business activities. The Company has a wholly-owned taxable REIT subsidiary (or subsidiary thereof) (collectively, the “Lessee”), which leases all of the Company’s hotels.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value. Cash balances may at times exceed federal depository insurance limits.

Investment in Real Estate and Related Depreciation

Real estate is stated at cost, net of depreciation. Repair and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings, 10 to 21 years for franchise fees, ten years for major improvements and three to seven years for furniture and equipment.

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to a single asset, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

Upon acquisition of real estate properties, the Company estimates the fair value of acquired tangible assets (consisting of land, buildings and improvements) and identified intangible assets and liabilities, in-place leases and assumed debt based on evaluation of information and estimates available at that date. Generally, the Company does not acquire hotel properties that have significant in-place leases as lease terms for hotel properties are very short term in nature. Other than the lease discussed in Note 2, the Company has not assigned any value to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts is not considered material. The Company has expensed as incurred all transaction costs associated with the acquisitions of existing businesses, including title, legal, accounting and other related costs, as well as the brokerage commission paid to Apple Suites Realty Group, Inc. (“ASRG”), a related party 100% owned by Glade M. Knight, the Chairman and Chief Executive Officer of the Company.

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective properties over their estimated remaining useful life, based on historical and industry data, is less than the properties’ carrying amount. Indicators of impairment include a property with current or potential losses from operations, when it becomes more likely than not that a property will be sold before the end of its previously estimated useful life or when events, trends, contingencies or changes in circumstances indicate that a triggering event has occurred and an asset’s carrying value may not be recoverable. The Company monitors its properties on an ongoing basis by analytically reviewing financial performance and considers each property individually for purposes of reviewing for indicators of impairment. As many indicators of impairment are subjective, such as general economic and market declines, the Company also prepares an annual recoverability analysis for each of its properties to assist with its evaluation of impairment indicators. The analysis compares each property’s net book value to each property’s estimated operating income using current operating results for each stabilized property and projected stabilized operating results based on the property’s market for properties that recently opened, were recently renovated or experienced other short-term business disruption. Since the Company’s planned initial hold period for each property is 39 years the Company’s ongoing analysis and annual recoverability analysis have not identified any impairment losses and no impairment losses have been recorded to date. If events or circumstances change such as the Company’s intended hold period for a property or if the operating performance of a property declines substantially for an extended period of time, the Company’s carrying value for a particular property may not be recoverable and an impairment loss will be recorded. Impairment losses are measured as the difference between the asset’s fair value and its carrying value.

Revenue Recognition

Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel’s services.

Offering Costs

The Company is raising capital through an on-going best-efforts offering of Units by David Lerner Associates, Inc., the managing underwriter, which receives a selling commission and a marketing expense allowance based on proceeds of the Units sold. Additionally, the Company has incurred other offering costs including legal, accounting and reporting services. These offering costs are recorded by the Company as a reduction of shareholders’ equity. Prior to the commencement of the Company’s offering, these costs were deferred and recorded as prepaid expense. As of December 31, 2012, the Company had sold 66.5 million Units for gross proceeds of $726.4 million and proceeds net of offering costs of $651.2 million. Offering costs included $72.6 million in selling commissions and marketing expenses and $2.6 million in other offering costs. On January 4, 2013, the Board of Directors approved the extension of the offering until January 19, 2014. As a result, the offering will continue until all Units are sold or until January 19, 2014, whichever occurs sooner.

Comprehensive Income

The Company recorded no comprehensive income other than net income (loss) for the periods reported.

Earnings Per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. There were no potential common shares with a dilutive effect for the years ended December 31, 2012 and 2011 or for the period from August 13, 2010 (initial capitalization) through December 31, 2010. As a result, basic and dilutive outstanding shares were the same. Series B convertible preferred shares are not included in earnings per common share calculations until such time that such shares are eligible to be converted to common shares.

Federal Income Taxes

The Company is operated as, and has elected to be taxed as, a REIT under Sections 856 to 860 of the Internal Revenue Code. Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from income reported for financial reporting purposes primarily due to the differences for federal income tax purposes in the estimated useful lives used to compute depreciation and acquisition related costs. The characterization of distributions in 2012 of $0.825 per share for tax purposes was 49% ordinary income and 51% return of capital. The characterization of 2011 distributions of $0.76 per share for tax purposes was 41% ordinary income and 59% return of capital.

The Lessee, as a taxable REIT subsidiary of the Company, is subject to federal and state income taxes. The taxable REIT subsidiary incurred a loss for the years ended December 31, 2012 and 2011, and therefore did not have any federal tax expense. No operating loss benefit has been recorded in the consolidated balance sheet since realization is uncertain due to the history of operating losses. Total net operating loss carry forward for federal income tax purposes was approximately $5.4 million as of December 31, 2012. The net operating loss carry forward will expire beginning in 2031. There are no material differences between the book and tax cost basis of the Company’s assets. As of December 31, 2012 the tax years that remain subject to examination by major tax jurisdictions generally included 2010-2012.

Sales and Marketing Costs

Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the hotel management and franchise agreements and general and administrative expenses that are directly attributable to advertising and promotion.

Start Up costs

Start up costs are expensed as incurred.

Use of Estimates

The preparation of the financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2

Investment in Real Estate

The Company’s investment in real estate consisted of the following (in thousands):

	December 31, 2012	December 31, 2011
Land	$44,713	$38,661
Building and Improvements	448,571	393,334
Furniture, Fixtures and Equipment	33,445	24,644
Franchise Fees	1,764	1,575

	528,493	458,214
Less Accumulated Depreciation	(21,804)	(6,009)

Investment in Real Estate, net	$506,689	$452,205

Hotels Owned

As of December 31, 2012, the Company owned 31 hotels, located in 15 states, consisting of the following:

Brand	Total by Brand	Number of Rooms
Hilton Garden Inn	9	1,443
Hampton Inn & Suites	5	626
Homewood Suites	4	416
TownePlace Suites	4	388
Fairfield Inn & Suites	3	310
Courtyard	2	266
Home2 Suites	2	227
SpringHill Suites	2	206

	31	3,882

The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each of the 31 hotels the Company owned as of December 31, 2012. All dollar amounts are in thousands.

City	State	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Denver	CO	Hilton Garden Inn	Stonebridge	3/4/2011	221	$58,500
Winston-Salem	NC	Hampton Inn & Suites	McKibbon	3/15/2011	94	11,000
Charlotte	NC	Fairfield Inn & Suites	Newport	3/25/2011	94	10,000
Columbia	SC	TownePlace Suites	Newport	3/25/2011	91	10,500
Mobile	AL	Hampton Inn & Suites	McKibbon	6/2/2011	101	13,000
Gainesville	FL	Hilton Garden Inn	McKibbon	6/2/2011	104	12,500
Pensacola	FL	TownePlace Suites	McKibbon	6/2/2011	98	11,500
Knoxville	TN	SpringHill Suites	McKibbon	6/2/2011	103	14,500
Richmond	VA	SpringHill Suites	McKibbon	6/2/2011	103	11,000
Cedar Rapids	IA	Hampton Inn & Suites	Schulte	6/8/2011	103	13,000
Cedar Rapids	IA	Homewood Suites	Schulte	6/8/2011	95	13,000
Hoffman Estates	IL	Hilton Garden Inn	Schulte	6/10/2011	184	10,000
Davenport	IA	Hampton Inn & Suites	Schulte	7/19/2011	103	13,000
Knoxville	TN	Homewood Suites	McKibbon	7/19/2011	103	15,000
Knoxville	TN	TownePlace Suites	McKibbon	8/9/2011	98	9,000
Mason	OH	Hilton Garden Inn	Schulte	9/1/2011	110	14,825
Omaha	NE	Hilton Garden Inn	White	9/1/2011	178	30,018
Des Plaines	IL	Hilton Garden Inn	Raymond	9/20/2011	251	38,000
Merillville	IN	Hilton Garden Inn	Schulte	9/30/2011	124	14,825
Austin/Round Rock	TX	Homewood Suites	Vista	10/3/2011	115	15,500
Scottsdale	AZ	Hilton Garden Inn	White	10/3/2011	122	16,300
South Bend	IN	Fairfield Inn & Suites	White	11/1/2011	119	17,500
Charleston	SC	Home2 Suites	LBA	11/10/2011	122	13,908
Oceanside	CA	Courtyard	Marriott	11/28/2011	142	30,500
Skokie	IL	Hampton Inn & Suites	Raymond	12/19/2011	225	32,000
Tallahassee	FL	Fairfield Inn & Suites	LBA	12/30/2011	97	9,355
Gainesville	FL	Homewood Suites	McKibbon	1/27/2012	103	14,550
Nashville	TN	TownePlace Suites	LBA	1/31/2012	101	9,848
Jacksonville	NC	Home2 Suites	LBA	5/4/2012	105	12,000
Boca Raton	FL	Hilton Garden Inn	White	7/16/2012	149	10,900
Houston	TX	Courtyard	LBA	7/17/2012	124	14,632

Total					3,882	$520,161

Of the Company’s 31 hotels owned at December 31, 2012, 26 were purchased during 2011 and five were acquired in 2012. For the five hotels acquired during 2012, the amount of revenue and operating income (excluding acquisition related costs totaling $1.5 million) included in the Company’s consolidated income statement from the acquisition date to the period ending December 31, 2012 was approximately $9.7 million and $2.2 million, respectively. For the 26 hotels acquired during 2011, the amount of revenue and operating income (excluding acquisition related costs totaling $11.1 million) included in the Company’s consolidated income statement from the acquisition date to the period ending December 31, 2011 was approximately $42.1 million and $9.9 million, respectively.

The purchase price for the properties acquired through December 31, 2012, net of debt assumed, was funded primarily by the Company’s on-going best-efforts offering of Units. The Company assumed approximately $82.5 million of debt secured by six of its hotel properties. The Company also used the proceeds of its on-going best-efforts offering to pay approximately $12.8 million in acquisition related costs, including $10.4 million, representing 2% of the gross purchase price for these hotels, as a brokerage commission to ASRG, 100% owned by Glade M. Knight, the Company’s Chairman and Chief Executive Officer and approximately $2.4 million in other acquisition related costs, including title, legal and other related costs. These costs are included in acquisition related costs in the Company’s consolidated statements of operations and totaled $1.6 million and $11.3 million for the years ended December 31, 2012 and 2011, respectively.

In connection with the acquisition of the Mobile, Alabama Hampton Inn & Suites hotel in June 2011, the Company assumed a land lease with a remaining lease term of 51 years on the date of acquisition. The lease was valued at below market rates and as a result the Company recorded an in-place favorable lease asset totaling $1.5 million which is included in other assets, net in the Company’s consolidated balance sheets. The amount is being amortized over the remaining initial lease term and the unamortized balance totaled $1.5 million as of December 31, 2012 and 2011.

No goodwill was recorded in connection with any of the acquisitions.

Note 3

Notes Payable

In conjunction with the acquisition of six hotel properties, the Company assumed approximately $82.5 million in debt secured by first mortgage notes on the applicable hotels. The following table summarizes the hotel property securing each loan, the stated interest rate, maturity date, the principal amount assumed and the outstanding balance as of December 31, 2012 and 2011 for each of the Company’s debt obligations. All dollar amounts are in thousands.

Location	Brand	Interest Rate(1)	Acquisition Date	Maturity Date	Principal Assumed	Outstanding balance as of December 31, 2012	Outstanding balance as of December 31, 2011
Knoxville, TN	Homewood Suites	6.30%	7/19/2011	10/8/2016	$11,499	$11,249	$11,428
Knoxville, TN	TownePlace Suites	5.45%	8/9/2011	12/11/2015	7,392	7,089	7,306
Des Plaines, IL	Hilton Garden Inn	5.99%	9/20/2011	8/1/2016	20,838	20,385	20,749
Scottsdale, AZ	Hilton Garden Inn	6.07%	10/3/2011	2/1/2017	10,585	10,390	10,558
Skokie, IL	Hampton Inn & Suites	6.15%	12/19/2011	7/1/2016	19,092	18,778	19,092
Gainesville, FL	Homewood Suites	5.89%	1/27/2012	5/8/2017	13,067	12,886	0

					$82,473	$80,777	$69,133

(1)	At acquisition, the Company adjusted the interest rates on these loans to market rates and is amortizing the adjustments to interest expense over the life of the loan.

The aggregate amounts of principal payable under the Company’s debt obligations, for the five years subsequent to December 31, 2012 and thereafter are as follows (in thousands):

2013	$1,542
2014	1,638
2015	8,099
2016	47,937
2017	21,561
Thereafter	0

80,777
Fair Value Adjustment of Assumed Debt	409

Total	$81,186

A fair value adjustment was recorded upon the assumption of above or below market rate loans in connection with the Company’s hotel acquisitions. These fair value adjustments will be amortized into interest expense over the remaining term of the related indebtedness using a method approximating the effective interest rate method. The effective interest rates on the applicable debt obligations assumed ranged from 4.7% to 6.5% at the date of assumption. The total amortization to interest expense was a decrease of $94,000 and $48,000 for the years ended December 31, 2012 and 2011, respectively. The unamortized balance of the fair value adjustment was $0.4 million and $0.5 million at December 31, 2012 and 2011, respectively.

The Company incurred loan origination costs related to the assumption of the mortgage obligations on purchased hotels, totaling $1.0 million. Such costs are amortized over the period to maturity of the applicable mortgage loan, as an addition to interest expense. Amortization of such costs totaled $213,000 and $42,000 for the years ended December 31, 2012 and 2011, respectively.

The Company’s interest expense in 2012 and 2011 is net of interest capitalized in conjunction with hotel renovations totaling $320,000 and $40,000, respectively.

Prior to the commencement of the Company’s best-efforts offering, the Company obtained an unsecured note payable in a principal amount of $400,000 to fund certain start-up costs and offering expenses. The lender was Bank of America. The note payable bore interest at a variable rate based on the London Interbank Borrowing Rate (LIBOR). The note was fully paid in January 2011 with net proceeds from the Company’s on-going best-efforts offering.

Note 4

Fair Value of Financial Instruments

The Company estimates the fair value of its debt by discounting the future cash flows of each instrument at estimated market rates consistent with the maturity of the debt obligation with similar credit terms and credit characteristics which are Level 3 inputs. Market rates take into consideration general market conditions and maturity. As of December 31, 2012, the carrying value and estimated fair value of the Company’s debt was $81.2 million and $85.8 million. As of December 31, 2011, the carrying value and estimated fair value of the Company’s debt was $69.6 million and $69.4 million. The carrying value of the Company’s other financial instruments approximates fair value due to the short-term nature of these financial instruments.

Note 5

Related Parties

The Company has, and is expected to continue to engage in, significant transactions with related parties. These transactions cannot be construed to be at arm’s length and the results of the Company’s operations may be different if these transactions were conducted with non-related parties. The Company’s independent members of the Board of Directors oversee and annually review the Company’s related party relationships (which include the relationships discussed in this section) and are required to approve any significant modifications to the contracts, as well as any new significant related party transactions. There were no changes to the contracts discussed in this section and the Board of Directors approved the contract assignments and the purchase agreement for the membership interest in Apple Air Holding, LLC discussed below. The Board of Directors is not required to approve each individual transaction that falls under the related party relationships. However, under the direction of the Board of Directors, at least one member of the Company’s senior management team approves each related party transaction.

The Company has a contract with ASRG, to acquire and dispose of real estate assets for the Company. A fee of 2% of the gross purchase price or gross sale price in addition to certain reimbursable expenses is paid to ASRG for these services. As of December 31, 2012, payments to ASRG for fees under the terms of this contract have totaled approximately $10.4 million since inception. Of this amount, the Company incurred $1.2 million and $9.2 million for the years ended December 31, 2012 and 2011, which is included in acquisition related costs in the Company’s consolidated statements of operations.

The Company is party to an advisory agreement with A10A, pursuant to which A10A provides management services to the Company. A10A provides these management services through an affiliate called Apple Fund Management LLC (“AFM”), which is a wholly-owned subsidiary of Apple REIT Six, Inc. An annual advisory fee ranging from 0.1% to 0.25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable to A10A for these management services. Total advisory fees incurred by the Company under the advisory agreement are included in general and administrative expenses and totaled approximately $0.6 million and $0.3 million for the years ended December 31, 2012 and 2011, respectively. No advisory fees were incurred by the Company prior to 2011.

In addition to the fees payable to ASRG and A10A, the Company reimbursed A10A or ASRG, or paid directly to AFM on behalf of A10A or ASRG, approximately $1.7 million, $1.4 million and $25,000 for the years ended December 31, 2012, 2011 and 2010. The expenses reimbursed were approximately $0.6 million, $0.7 million and $0 for costs reimbursed under the contract with ASRG and approximately $1.1 million, $0.7 million and $25,000 for costs reimbursed under the contract with A10A. The costs are included in general and administrative expenses and are for the Company’s proportionate share of the staffing and related costs provided by AFM at the direction of A10A.

AFM is an affiliate of Apple Six Advisors, Inc., Apple Seven Advisors, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc. (“A9A”), Apple Ten Advisors, Inc., ASRG and Apple Six Realty Group, Inc., (collectively the “Advisors” which are wholly owned by Glade M. Knight). As such, the Advisors provide management services through the use of AFM to, respectively, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., Apple REIT Nine, Inc. and the Company (collectively the “Apple REIT Entities”). Although there is a potential conflict on time allocation of employees due to the fact that a senior manager, officer or staff member will provide services to more than one company, the Company believes that the executives and staff compensation sharing arrangement described more fully below allows the companies to share costs yet attract and retain superior executives and staff. The cost sharing structure also allows each entity to maintain a much more cost effective structure than having separate staffing arrangements. Amounts reimbursed to AFM include both compensation for personnel and “overhead” (office rent, utilities, benefits, office supplies, etc.) used by the companies. Since the employees of AFM perform services for the Apple REIT Entities and Advisors at the direction of the Advisors, individuals, including executive officers, receive their compensation at the direction of the Advisors and may receive consideration directly from the Advisors.

The Advisors and Apple REIT Entities allocate all of the costs of AFM among the Apple REIT Entities and the Advisors. The allocation of costs from AFM is reviewed at least annually by the Compensation Committees of the Apple REIT Entities. In making the allocation, management of each of the entities and their Compensation Committee consider all relevant facts related to each company’s level of business activity and the extent to which each company requires the services of particular personnel of AFM. Such payments are based on the actual costs of the services and are not based on formal record keeping regarding the time these personnel devote to the Company, but are based on a good faith estimate by the employee and/or his or her supervisor of the time devoted by the employee to the Company. As part of this arrangement, the day-to-day transactions may result in amounts due to or from the Apple REIT Entities. To efficiently manage cash disbursements, an individual Apple REIT Entity may make payments for any or all of the related companies. The amounts due to or from the related Apple REIT Entity are reimbursed or collected and are not significant in amount.

On November 29, 2012, Apple REIT Six, Inc. entered into a merger agreement with a potential buyer that is not affiliated with the Apple REIT Entities or its Advisors (“the merger”). To maintain the current cost sharing structure, on November 29, 2012, A9A entered into an assignment and transfer agreement with Apple REIT Six, Inc. for the transfer of Apple REIT Six, Inc.’s interest in AFM. The assignment and transfer is expected to occur immediately after the closing of the merger. As part of the assignment, A9A and the other Advisors agreed to indemnify the potential buyer for any liabilities related to AFM. The assignment of AFM’s interest to A9A, if it occurs, will have no impact on the Company’s advisory agreement with A10A or the process of allocating costs from AFM to the Apple REIT Entities or Advisors, excluding Apple REIT Six, Inc. as described above, which will increase the remaining companies’ share of the allocated costs.

Also, on November 29, 2012, in connection with the merger, Apple REIT Nine, Inc. entered into a transfer agreement with Apple REIT Six, Inc. for the potential acquisition of the Apple REIT Entities’ and Advisors’ headquarters in Richmond, Virginia (“Headquarters”) and the assignment of the Fort Worth, Texas office lease agreement which is expected to close immediately prior to the closing of the merger. If the closing occurs, any costs associated with the Headquarters and office lease (i.e. office rent, utilities, office supplies, etc.) will continue to be allocated to the Apple REIT Entities and Advisors, excluding Apple REIT Six, Inc. as described above.

ASRG and A10A are 100% owned by Glade M. Knight, Chairman and Chief Executive Officer of the Company. Mr. Knight is also Chairman and Chief Executive Officer of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc. Another member of the Company’s Board of Directors is also on the Board of Directors of Apple REIT Seven, Inc. and Apple REIT Eight, Inc.

On occasion, the Company uses, for acquisition, renovation and asset management purposes, a Learjet owned by Apple Air Holding, LLC, which is jointly owned by Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. Total costs paid for the usage of the aircraft for the years ended December 31, 2012 and 2011 were both $0.2 million. On December 5, 2012, the Company entered into a membership interest purchase agreement with Apple REIT Six, Inc. for the potential acquisition of a 26% membership interest in Apple Air Holding, LLC for approximately $1.45 million that is expected to close immediately prior to the closing of the potential merger. The membership interest, if a closing occurs, will include all rights and obligations of Apple REIT Six, Inc. under Apple Air Holding, LLC’s operating agreement. Also as part of the purchase, the Company agreed to indemnify the potential buyer of Apple REIT Six, Inc. for any liabilities related to the membership interest.

In January 2012, the Company entered into an assignment of contract with ASRG to become the purchaser of all of the ownership interests in a limited liability company, which owned a TownePlace Suites by Marriott under construction in Nashville, Tennessee for a total purchase price of $9.8 million. ASRG entered into the assigned contract on July 8, 2010. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no consideration paid to ASRG for this assignment, other than the reimbursement of the deposit previously made by ASRG totaling $2,500. There was no profit for ASRG in the assignment. The Company purchased this hotel on January 31, 2012, the same day the hotel opened for business.

In July 2012, the Company entered into an assignment of contract with ASRG to become the purchaser of all of the ownership interests in a limited liability company, which owned a Courtyard by Marriott under construction in Nassau Bay, Texas for a total purchase price of $14.6 million. ASRG entered into the assigned contract on July 7, 2011. Under the terms and conditions of the contract, ASRG assigned to the Company all of its rights and obligations under the purchase contract. There was no reimbursement of costs or consideration paid to ASRG for this assignment. There was no profit for ASRG in the assignment. The Company purchased this hotel on July 17, 2012, the same day the hotel opened for business.

The Company has incurred legal fees associated with the Legal Proceedings discussed herein. The Company also incurs other professional fees such as accounting, auditing and reporting. These fees are included in general and administrative expense in the Company’s consolidated statements of operations. To be cost effective, these services received by the Company are shared as applicable across the other Apple REIT Entities. The professionals cannot always specifically identify their fees for one company; therefore management allocates these costs across the companies that benefit from the services. The SEC staff has been conducting a non-public investigation, which is focused principally on the adequacy of certain disclosures and the review of certain transactions involving Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. Although the Company believes it is currently not the focus of the SEC investigation, the Company’s officers are the same officers as the other Apple REIT Companies. The other Apple REIT Companies are engaging in a dialogue with the SEC staff concerning the issues noted and the roles of certain officers. At this time, the Company cannot predict the outcome or timing of this matter as it relates to the other Apple REIT Companies or any of its officers. The total costs for the legal matters discussed herein for all of the Apple REIT Companies was approximately $7.3 million in 2012, of which approximately $0.7 million was allocated to the Company.

Note 6

Shareholders’ Equity

Best-efforts Offering

The Company is currently conducting an on-going best-efforts offering of Units. The Company registered its Units on Registration Statement Form S-11 (File No. 333-168971) filed on August 20, 2010 and the Form S-11 was declared effective by the Securities and Exchange Commission on January 19, 2011. The Company began its best-efforts offering of Units the same day the registration statement was declared effective. Each Unit consists of one common share and one Series A preferred share. The minimum offering of 9,523,810 Units at $10.50 per Unit was sold as of January 27, 2011, with proceeds, net of commissions and marketing expenses, totaling $90 million. The offering is continuing as of the date of filing this annual report on Form 10-K. The managing underwriter is David Lerner Associates, Inc. and all of the Units are being sold for the Company’s account. As of December 31, 2012, approximately 116 million Units remained unsold. On January 4, 2013, the Board of Directors approved the extension of the offering until January 19, 2014. As a result, the offering will continue until all Units are sold or until January 19, 2014, whichever occurs sooner.

Series A Preferred Shares

The Series A preferred shares have no voting rights and no conversion rights. In addition, the Series A preferred shares are not separately tradable from the common shares to which they relate. The Series A preferred shares do not have any distribution rights except a priority distribution upon the sale of the Company’s assets. The priority distribution (“Priority Distribution”) is equal to $11.00 per Series A preferred share, and will be paid before any distribution will be made to the holders of any other shares. Upon the Priority Distribution the Series A preferred shares will have no other distribution rights.

Series B Convertible Preferred Stock

The Company has issued 480,000 Series B convertible preferred shares to Glade M. Knight, Chairman and Chief Executive Officer of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $48,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares’ distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11.00 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement with A10A, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $2 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$700 million	8.49719
$800 million	9.70287
$900 million	10.90855
$1 billion	12.11423
$1.1 billion	13.31991
$1.2 billion	14.52559
$1.3 billion	15.73128
$1.4 billion	16.93696
$1.5 billion	18.14264
$1.6 billion	19.34832
$1.7 billion	20.55400
$1.8 billion	21.75968
$1.9 billion	22.96537
$2 billion	24.17104

In the event that after raising gross proceeds of $2 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/100 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest $100 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests and the termination of the Series A preferred shares.

Expense related to the issuance of 480,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B convertible preferred shares can be reasonably estimated and the event triggering the conversion of the Series B convertible preferred shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B convertible preferred shares can be converted and the amounts paid for the Series B convertible preferred shares. Although the fair market value cannot be determined at this time, expense if the maximum offering is achieved could range from $0 to in excess of $127 million (assumes $11 per unit fair market value). Based on equity raised through December 31, 2012, if a triggering event had occurred, expense would have ranged from $0 to $44.9 million (assumes $11 per common share fair market value) and approximately 4.1 million common shares would have been issued.

Preferred Shares

The Company’s articles of incorporation authorize issuance of up to 30 million additional preferred shares. No preferred shares other than the Series A preferred shares and the Series B convertible preferred shares (discussed above) have been issued. The Company believes that the authorization to issue additional preferred shares benefits the Company and its shareholders by permitting flexibility in financing additional growth, giving the Company additional financing options in corporate planning and in responding to developments in business, including financing of additional acquisitions and other general corporate purposes. Having authorized preferred shares available for issuance in the future gives the Company the ability to respond to future developments and allows preferred shares to be issued without the expense and delay of a special shareholders’ meeting. At present, the Company has no specific financing or acquisition plans involving the issuance of additional preferred shares and the Company does not propose to fix the characteristics of any series of preferred shares in anticipation of issuing preferred shares other than the Series A preferred shares and Series B convertible preferred shares discussed above. The Company cannot now predict whether or to what extent, if any, additional preferred shares will be used or if so used what the characteristics of a particular series may be. The voting rights and rights to distributions of the holders of common shares will be subject to the prior rights of the holders of any subsequently-issued preferred shares. Unless otherwise required by applicable law or regulation, the preferred shares would be issuable without further authorization by holders of the common shares and on such terms and for such consideration as may be determined by the Board of Directors. The preferred shares could be issued in one or more series having varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions. A series of preferred shares could be given rights that are superior to rights of holders of common shares and a series having preferential distribution rights could limit common share distributions and reduce the amount holders of common shares would otherwise receive on dissolution.

Unit Redemption Program

In April 2012, the Company instituted a Unit Redemption Program to provide limited interim liquidity to its shareholders who have held their Units for at least one year. Shareholders may request redemption of Units for a purchase price equal to 92.5% of the price paid per Unit if the Units have been owned for less than five years, or 100% of the price paid per Unit if the Units have been owned more than five years. The maximum number of Units that may be redeemed in any given year is three percent (3%) of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. The Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program. Since inception of the program through December 31, 2012, the Company has redeemed approximately 1.5 million Units representing $15.0 million. As contemplated in the program, beginning with the October 2012 redemption, the scheduled redemption date for the fourth quarter of 2012, the Company redeemed Units on a pro-rata basis due to the 3% limitation discussed above. Prior to October 2012, the Company redeemed 100% of redemption requests. The following is a summary of the 2012 Unit redemptions:

Redemption Date	Requested Unit Redemptions	Units Redeemed	Redemption Requests Not Redeemed
April 2012	474,466	474,466	0
July 2012	961,236	961,236	0
October 2012	617,811	46,889	570,922

Distributions

The Company’s annual distribution rate as of December 31, 2012 was $0.825 per common share, payable monthly. The Company began making distributions in February 2011 and for the years ended December 31, 2012 and 2011, the Company made distributions of $0.825 and $0.76 per common share for a total of $45.0 million and $23.6 million.

Note 7

Stock Option Plan

During 2011, the Company adopted a non-employee directors’ stock option plan (the “Directors’ Plan”) to provide incentives to attract and retain directors. The Directors’ Plan provides for an automatic grant of options to purchase a specified number of Units (“Options”) to directors, who are not employees of the Company. The Company’s Compensation Committee (“Committee”) is responsible for administering the Directors’ Plan. The Committee is responsible for granting Options and for establishing the exercise price of Options. Under the Directors’ Plan, the number of Units authorized for issuance is equal to 45,000 plus 1.8% of the number of Units sold in excess of the minimum offering of 9,523,810 Units. This plan currently relates to the initial public offering of 182,251,082 Units. Therefore, the maximum number of Units authorized under the Directors’ Plan is currently 1,069,961 based on the number of Units issued as of December 31, 2012.

The Directors’ Plan generally provides, among other things, that options be granted at exercise prices not lower than the market value of the Units on the date of grant. The options are 100% vested upon issuance and are exercisable six months after the date of grant and will expire 10 years from the date of grant. During 2012 and 2011, the Company granted options, net of forfeitures, to purchase 43,716 and 41,797 Units under the Directors’ Plan and recorded approximately $51,000 and $58,000 in compensation expense. All of the options issued have an exercise price of $11 per Unit. Activity in the Company Directors’ Plan during 2012 and 2011 is summarized in the following table:

	2012	2011
Outstanding, beginning of year:	41,797	0
Granted	43,716	53,896
Exercised	0	0
Expired or canceled	0	12,099

Outstanding, end of year:	85,513	41,797

Exercisable, end of year:	85,513	41,797

The weighted-average exercise price of outstanding options:	$11.00	$11.00

Note 8

Management and Franchise Agreements

Each of the Company’s 31 hotels are operated and managed, under separate management agreements, by affiliates of one of the following companies: LBAM Investor Group, L.L.C. (“LBA”) (5), Marriott International (“Marriott”) (1), MHH Management, LLC (“McKibbon”) (9), Newport

Hospitality Group, Inc. (“Newport”) (2), Raymond Management Company, Inc. (“Raymond”) (2), Schulte Hospitality Group, Inc. (“Schulte”) (6), Stonebridge Realty Advisors, Inc. (“Stonebridge”) (1), Vista Host, Inc. (“Vista”) (1), or White Lodging Services Corporation (“White”) (4). The agreements generally provide for initial terms of 5 to 30 years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. For the years ended December 31, 2012 and 2011 the Company incurred approximately $3.6 million and $1.3 million in management fees.

LBA, McKibbon, Newport, Raymond, Schulte, Stonebridge, Vista and White are not affiliated with either Marriott or Hilton, and as a result, the hotels they manage were required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 10 to 21 years. Fees associated with the agreements generally include the payment of royalty fees and program fees. The Marriott franchise agreements generally provide for initial terms of 15 to 20 years. Fees associated with the agreements generally include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. For the years ended December 31, 2012 and 2011 the Company incurred approximately $4.7 million and $1.8 million in franchise fees.

Note 9

Lease Commitments

In connection with the acquisition of the Mobile, Alabama Hampton Inn & Suites hotel in June 2011, the Company assumed a land lease with a remaining initial lease term of 50 years with no renewal options and is subject to an annual base rental payment with defined escalations over the life of the lease. The estimated minimum lease payments pertaining to this lease, for the five years subsequent to December 31, 2012 and thereafter are as follows (in thousands):

2013	$2
2014	2
2015	2
2016	2
2017	2
Thereafter	95

Total	$105

In connection with the acquisition of the South Bend, Indiana Fairfield Inn & Suites hotel in November 2011, the land on which the hotel resides was conveyed to the Company with an indefinite term (“Vesting Deed”). Under the terms of the Vesting Deed, the Company is required to pay to the University of Notre Dame (“University”) an amount equal to 2% of the room revenues generated by the hotel through June 2012, and 3.25% of the hotel’s room revenues thereafter. The Vesting Deed also grants the University various rights related to the property, including the right to approve changes to the use of the property and approve potential purchasers of the property. For the years ended December 31, 2012 and 2011, the Company paid $120,000 and $9,000 to the University under the terms of the Vesting Deed.

Note 10

Pro Forma Information (Unaudited)

The following unaudited pro forma information for the years ended December 31, 2012 and 2011, is presented as if the acquisitions of the Company’s 31 hotels acquired after December 31,

2010 had occurred on the latter of January 1, 2011 or the opening date of the hotel. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on these applicable dates, nor does it purport to represent the results of operations for future periods. Amounts are in thousands except per share data.

	Years Ended December 31,
	2012	2011
Total revenues	$120,747	$101,200
Net income	18,177	2,550
Net income per share—basic and diluted	$0.33	$0.07

The pro forma information reflects adjustments for actual revenues and expenses of the 31 hotels acquired during the two years ended December 31, 2012 for the respective period owned prior to acquisition by the Company. Net income has been adjusted as follows: (1) interest income and expense have been adjusted to reflect the reduction in cash and cash equivalents required to fund the acquisitions; (2) interest expense related to prior owner’s debt which was not assumed has been eliminated; (3) depreciation has been adjusted based on the Company’s basis in the hotels; and (4) transaction costs have been adjusted for the acquisition of existing businesses.

Note 11

Industry Segments

The Company owns extended-stay and limited service hotel properties throughout the United States that generate rental and other property related income. The Company separately evaluates the performance of each of its hotel properties. However, because each of the hotels has similar economic characteristics, facilities, and services, the properties have been aggregated into a single operating segment. All segment disclosures are included in, or can be derived from, the Company’s consolidated financial statements.

Note 12

Hotel Contract Commitments

As of December 31, 2012, the Company had outstanding contracts for the potential purchase of four additional hotels for a total purchase price of $62.3 million. These hotels are under construction and should be completed over the next 3 to 12 months from December 31, 2012. Closing on these hotels is expected upon completion of construction. Although the Company is working towards acquiring these hotels, there are many conditions to closing that have not yet been satisfied and there can be no assurance that closings will occur under the outstanding purchase contracts. The following table summarizes the location, brand, number of rooms, refundable (if the seller does not meet its obligations under the contract) contract deposits paid, and gross purchase price under each of the contracts. All dollar amounts are in thousands.

Location(a)	Brand	Rooms	Deposits Paid		Gross Purchase Price
Grapevine, TX	Courtyard	180		(b)		(b)
Grapevine, TX	TownePlace Suites	120		(b)		(b)
Huntsville, AL(d)	Home2 Suites	77		(c)		(c)
Huntsville, AL(d)	Hampton Inn & Suites	98		(c)		(c)

		475	$53		$62,287

(a)

The hotels are currently under construction. The table shows the expected number of rooms upon hotel completion and the expected franchise. Assuming all conditions to closing are met the purchase of these hotels should close over the next 3 to 12 months from December 31, 2012.

(b)

The Courtyard and TownePlace Suites hotels in Grapevine, TX are part of an adjoining two-hotel complex that will be located on the same site. The two hotels are covered by the same purchase contract with a total gross purchase price of $41.7 million and an initial deposit of $50,000. These amounts are reflected in the total gross purchase price and deposits paid as indicated above.

(c)

The Home2 Suites and Hampton Inn & Suites hotels in Huntsville, AL are part of an adjoining two-hotel complex that will be located on the same site. The two hotels are covered by the same purchase contract with a total gross purchase price of $20.6 million and an initial deposit of $2,500. These amounts are reflected in the total gross purchase price and deposits paid as indicated above.

(d)

If the seller meets all of the conditions to closing, the Company is obligated to specifically perform under the contract. As the properties are under construction, at this time, the seller has not met all of the conditions to closing.

As there can be no assurance that all conditions to closing will be satisfied, the Company includes deposits paid for hotels under contract in other assets, net in the Company’s consolidated balance sheets, and in deposits and other disbursements for potential acquisitions in the Company’s consolidated statements of cash flows. It is anticipated that the purchase price for the outstanding contracts will be funded from the proceeds of the Company’s on-going best-efforts offering of Units and cash on hand if a closing occurs.

On November 1, 2011, the Company entered into a purchase contract for the potential acquisition of a Hilton Garden Inn hotel in Dallas, Texas. On October 11, 2012, this contract was terminated. The gross purchase price for the hotel totaled $27.3 million. In connection with the termination of this contract, the initial deposit of $50,000 was repaid to the Company.

On October 12, 2012, the Company entered into a purchase contract for the potential acquisition of a Courtyard by Marriott hotel in Clemson, South Carolina. On December 21, 2012, this contract was terminated. The gross purchase price for the hotel totaled $15.0 million. In connection with the termination of this contract, the initial deposit of $50,000 was repaid to the Company.

Note 13

Legal Proceedings and Related Matters

The term the “Apple REIT Companies” means the Company, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc.

On December 13, 2011, the United States District Court for the Eastern District of New York ordered that three putative class actions, Kronberg, et al. v. David Lerner Associates, Inc., et al., Kowalski v. Apple REIT Ten, Inc., et al., and Leff v. Apple REIT Ten, Inc., et al., be consolidated and amended the caption of the consolidated matter to be In re Apple REITs Litigation. The District Court also appointed lead plaintiffs and lead counsel for the consolidated action and ordered lead plaintiffs to file and serve a consolidated complaint by February 17, 2012. The Company was previously named as a party in all three of the above mentioned class action lawsuits.

On February 17, 2012, lead plaintiffs and lead counsel in the In re Apple REITs Litigation, Civil Action No. 1:11-cv-02919-KAM-JO, filed an amended consolidated complaint in the United States District Court for the Eastern District of New York against the Company, Apple Suites Realty Group, Inc., Apple Eight Advisors, Inc., Apple Nine Advisors, Inc., Apple Ten Advisors, Inc., Apple Fund Management, LLC, Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc. and Apple REIT Nine, Inc., their directors and certain officers, and David Lerner Associates, Inc. and David Lerner. The consolidated complaint, purportedly brought on behalf of all purchasers of Units in the Company and the other Apple REIT Companies, or those who otherwise acquired these Units that were offered and sold to them by David Lerner Associates, Inc., or its affiliates and on behalf of subclasses of shareholders in New Jersey, New York, Connecticut and Florida, asserts claims under Sections 11, 12 and 15 of the Securities Act of 1933. The consolidated complaint also asserts claims for breach of fiduciary duty, aiding and abetting breach of fiduciary duty, negligence, and unjust enrichment, and claims for violation of the securities laws of Connecticut and Florida. The complaint seeks, among other things, certification of a putative nationwide class and the state subclasses, damages, rescission of share purchases and other costs and expenses.

On April 18, 2012, the Company, and the other Apple REIT Companies, served a motion to dismiss the consolidated complaint in the In re Apple REITs Litigation. The Company and the other Apple REIT Companies accompanied their motion to dismiss the consolidated complaint with a memorandum of law in support of their motion to dismiss the consolidated complaint. The briefing period for any motion to dismiss was completed on July 13, 2012.

The Company believes that any claims against it, its officers and directors and other Apple entities are without merit, and intends to defend against them vigorously. At this time, the Company cannot reasonably predict the outcome of these proceedings or provide a reasonable estimate of the possible loss or range of loss due to these proceedings, if any.

Broker Dealer

On December 13, 2011, the Financial Industry Regulatory Authority (“FINRA”) amended its original complaint, filed on May 27, 2011, against David Lerner Associates, Inc. (“DLA”), to include David Lerner, individually, as a party to this matter, as well as add additional claims related to the overall sales practices of both DLA and David Lerner relative to the Company’s Units. As discussed in its prospectus, dated January 19, 2011, the Company is offering its Units for sale through DLA as the managing dealer for its best efforts offering. A copy of FINRA’s original complaint can be found at: http://www.finra.org/Newsroom/NewsReleases/2011/P123738; and FINRA’s amended complaint can be found at: http://disciplinaryactions.finra.org/viewdocument.aspx?DocNB=29068. DLA was also the sole distributor (managing dealer) of Apple REIT Six, Inc., Apple REIT Seven, Inc., Apple REIT Eight, Inc., and Apple REIT Nine, Inc. The Company is unaffiliated with DLA or David Lerner; however, it does rely upon DLA for the offer and sale and administration of the Company’s Units. The Apple REIT Companies take these allegations against DLA and David Lerner very seriously, and the Apple REIT Companies intend to cooperate with any and all regulatory or governmental inquiries.

On October 22, 2012, FINRA issued an order against DLA and David Lerner, individually, requiring DLA to pay approximately $12 million in restitution to certain investors in the Company’s Units. In addition, David Lerner, individually, was fined $250,000 and suspended for one year from the securities industry, followed by a two year suspension from acting as a principal. Although the order requires DLA to pay restitution to certain investors, the actual investors who are to receive restitution are not known at this time but will be determined by an independent consultant as set forth in the order. While the order imposes sanctions, penalties and fines on both DLA and David Lerner, individually, the order does permit DLA to continue to serve as the managing dealer for the Company’s best-efforts offering of Units. A copy of FINRA’s order can be found at: http://www.finra.org/web/groups/industry/@ip/@enf/@ad/documents/industry/p192456.pdf. The Company does not believe this settlement will affect the administration of its Units.

Note 14

Quarterly Financial Data (Unaudited)

The following is a summary of quarterly results of operations for the years ended December 31, 2012 and 2011. Income per share for the four quarters in 2012 and 2011 is non-additive in comparison to income per share for the years ended December 31, 2012 and 2011 due to the timing and size of the Company’s Unit issuances.

2012 (in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$24,822	$31,122	$32,482	$29,240
Net income	$1,974	$5,900	$5,519	$3,686
Basic and diluted net income per common share	$0.04	$0.11	$0.09	$0.06
Distributions declared and paid per common share	$0.206	$0.206	$0.206	$0.206

2011 (in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$893	$6,631	$14,387	$20,180
Net loss	$(2,390)	$(1,179)	$(473)	$(1,092)
Basic and diluted net income per common share	$(0.23)	$(0.04)	$(0.01)	$(0.03)
Distributions declared and paid per common share	$0.138	$0.206	$0.206	$0.206

Note 15

Subsequent Events

In January 2013, the Company declared and paid approximately $4.5 million, or $0.06875 per outstanding common share, in distributions to its common shareholders.

In January 2013, under the guidelines of the Company’s Unit Redemption Program, the Company redeemed approximately 114,000 Units in the amount of $1.2 million. The redemptions represented approximately 12% of the total redemption requests due to the 3% limitation under the Unit Redemption Program.

During January 2013, the Company closed on the issuance of approximately 1.2 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $12.9 million and proceeds net of selling and marketing costs of approximately $11.6 million.

On January 11, 2013, the Company entered into a purchase contract for the potential acquisition of a Hilton Garden Inn hotel and a Homewood Suites hotel in an adjoining two-hotel complex under development in Oklahoma City, Oklahoma. The gross purchase price for the two hotels is $45.0 million, and a refundable deposit of $150,000 was paid by the Company in connection with the contract.

On January 31, 2013, the Company entered into a purchase contract for the potential acquisition of a full service Marriott hotel in Fairfax, Virginia. The gross purchase price for the 310 room hotel is $34.0 million, and a refundable deposit of $750,000 was paid by the Company in connection with the contract.

In February 2013, the Company declared and paid approximately $4.5 million, or $0.06875 per outstanding common share, in distributions to its common shareholders.

During February 2013, the Company closed on the issuance of approximately 1.1 million Units through its on-going best-efforts offering, representing gross proceeds to the Company of approximately $11.7 million and proceeds net of selling and marketing costs of approximately $10.6 million.

On February 28, 2013, the Company entered into a contract to purchase, upon completion of construction of a 156-room Residence Inn hotel in Fort Lauderdale, Florida, all of the ownership interests in the limited liability company that owns the property. The total purchase price is $23.1 million. A refundable deposit of $2,500 was paid by the Company in connection with the contract.